setting the pace

mission. vision. discipline.



2003




mission
vision
discipline

Traits of a good athlete.
Characteristics of a great bank.

IBERIABANK is an organization driven to succeed, committed to being different. Our relationship-focused approach, making decisions close to our clients, sets us apart from our competition.

As we reflect on the year 2003, we want to recognize that our mission statement remains integral to our continued success.

Our mission statement is designed to provide guidance to associates, management, our Board of Directors, clients, communities served, and shareholders regarding the sense of purpose and direction of the Company. We are client-focused, disciplined in our business practices. We expect high performance from our associates and believe the communities around us are critical to the well being of our Company.

Our mission is to:

- Provide exceptional value-based client service
- Be a great place to work
- Achieve growth that is consistent with high performance
- Remain shareholder-focused
- Have a strong sense of community

We are proud of the momentum we have achieved for this year, the standards of excellence our organization has set and the pace we have established for the future.

CONTENTS

"The achievements of an organization are the results of the combined effort of each individual." —Vince Lombardi

letter to shareholders

Dear Shareholders,

The year 2003 was extraordinary for our clients, leadership team, Directors, Advisory Boards, associates, and shareholders. We believe the right combination of teamwork, vision, drive, and integrity has helped our 117-year-old organization deliver on the promises we have made to you, our shareholders.

For the fourth consecutive year, we have produced double-digit growth in earnings and fully diluted earnings per share. We are particularly proud to be one of only a handful of publicly traded bank holding companies to have achieved this record over that period of time.

Our people are our greatest assets. Our team is committed to building a well-respected, well-run organization. Like an athlete, we are driven by a competitive spirit and disciplined approach to be well-trained, prepared, and agile. Continuous improvement is a way of life for our Company, and we believe our actions demonstrate our strength, endurance, and enthusiasm. I am particularly proud of the talent we have assembled, their execution, and teamwork. Making our Company a great place to work is a core value and something we strive to accomplish each and every day. All of our associates — Directors, Advisory Board members, leadership team, and employees — have been instrumental in building an outstanding franchise for our shareholders and clients.

We believe we are poised for additional growth with our exceptional business model. Banking is a people-related, high touch business where clients are willing to pay a fair price for value added services. Our relationship-driven approach recognizes that clients want access to decision-makers and quick, yet thoroughly analyzed decisions. Clients want predictability from their bankers and bankers want predictability from their clients.

With the recent spate of large bank mergers, including those affecting Louisiana markets, many clients are concerned their bank will become less personal. The multiple layers of bureaucracy that usually exist in these large, and what we call "clumsy," organizations put the clients' relationships with their bankers at risk, removing them further from the final decision-makers. Our business model, however, is client-centric and efficient. Our relationship-focused approach has a winning record, and getting it right for our clients continues to be the key ingredient in our growth strategy.

Last year, our annual report theme was "pathways to growth," which we hope signaled to you that we were well prepared to capitalize on new opportunities. In early 2003, we completed the acquisition of Acadiana Bancshares in Lafayette, the first acquisition for this management team. Later in the year, we announced an agreement to acquire Alliance Bank of Baton Rouge and moved forward with plans to enter the Shreveport market. We also moved into new headquarters in downtown Lafayette. As with our first acquisition, we believe that each of these moves — while varying in nature — is the best for our clients and present unique opportunities for growth for our Company.

Primarily as a result of earnings improvement and risk reduction efforts, as well as an overall improving economy, our share price continued to show strength. Our stock price increased 47% during the year, and we raised the quarterly cash dividend by 20%. Our stock continues to be one of the top performing bank securities in the country, as it has been in each of the last four years.

At the end of 2003, we launched a new media campaign that we think resonates well with our audiences. "Life Doesn't Wait" reflects our focus on our relationships with each of our core constituencies — clients, shareholders, associates, and community.

Our relationship-driven business model, the favorable operating environment, and efficient, but methodical investment decisions have contributed to an outstanding year for our organization and increased value for our shareholders. We are extremely proud that our team is setting the pace for others to follow.

Thank you for your continued support and confidence.

Sincerely,



Daryl G. Byrd
President and Chief Executive Officer

Special Thanks

The year would not be complete without recognizing two significant members of our Board. Cecil Broussard was elected to the Board of Directors of IBERIABANK in 1967. He served with great enthusiasm for 37 years, retiring this past spring. We wish Cecil well and appreciate the many years of fine service to our Company.

Emile Plaissance joined IBERIABANK in 1962 and, for the next 30 years, served in various capacities from office manager to President of the bank. He served on our Board of Directors from 1981 until he retired in 2000. His family and friends suffered a great loss when Emile passed away on September 7, 2003. He was a wonderful friend of the bank, and we will miss Emile's insight and exceptional business acumen.



chairman's letter to shareholders

Dear Shareholders,

Your Company continues to perform well in a challenging interest rate environment. Its balanced approach provides stability during times of significant change. The drive and fervor to succeed in a high quality manner is evident throughout the organization. The results speak for themselves - improved asset quality, record earnings, sound investments, and conservative business practices. The Company continues to exhibit patience while building momentum in the markets served.

We are also committed to the creation of shareholder value. Of bank holding companies with market capitalization in excess of $150 million, our Company was in the top 4% in stock price performance between year-ends 1999 and 2003 - in both the United States and in the southeast. The total return to our shareholders during that four year period was 375%. During 2003 alone, the total return to our shareholders was 50%, and $168 million in market capitalization was created ($38 million due to the acquisition and $130 million due to organic growth). We have taken the lead in our industry in adding shareholder value.

In keeping with our commitment to being "ahead of the game," we are proud to have an independent Board of Directors and outside Chairman. We welcome the greater scrutiny required by the enactment of the Sarbanes-Oxley Act of 2002. Banking has always been a highly regulated industry and we embrace the additional oversight. Our Directors and management team recognize that one hallmark of any strong organization — including ours — is the independence of its Board. Our Directors continue to provide appropriate oversight and direction, so that our leadership team can effectively manage the Company.

I am grateful for the hard work and leadership exhibited by our Board of Directors, Advisory Boards, and leadership team. We are truly proud of the accomplishments achieved in 2003 and thank you for your continued confidence in our Company.

Sincerely,



William H. Fenstermaker
Chairman of the Board of Directors

(dollars in thousands, except per share data)	2003	2002	%Change
Income Data			
Net Interest Income	**$ 67,633**	$ 59,594	13%
Net Interest Income (Tax-equivalent Basis)	**70,236**	61,063	15%
Net Income	**23,552**	18,453	28%
Per Share Data			
Net Income - Basic	**$ 3.71**	$ 3.26	14%
Net Income - Diluted	**3.42**	3.02	13%
Cash Earnings - Diluted	**3.49**	3.06	14%
Book Value	**29.28**	24.88	18%
Tangible Book Value*	**19.86**	18.57	7%
Cash Dividends	**0.90**	0.76	18%
Average Balance Sheet Data			
Loans	**$ 1,309,138**	$ 976,326	34%
Earning Assets	**1,797,517**	1,342,778	34%
Total Assets	**1,964,695**	1,464,419	34%
Deposits	**1,498,141**	1,224,522	22%
Shareholders' Equity	**180,417**	140,625	28%
Key Ratios			
Return on Average Assets	**1.20%**	1.26%	
Return on Average Equity	**13.05%**	13.12%	
Return on Average Tangible Equity*	**19.57%**	17.78%	
Net Interest Margin (Tax-equivalent Basis)	**3.89%**	4.53%	
Efficiency Ratio	**55.8%**	56.8%	
Tangible Efficiency Ratio (Tax-equivalent Basis)*	**53.0%**	55.0%	
Average Loans to Average Deposits	**87.4%**	79.7%	
Nonperforming Assets to Total Assets	**0.34%**	0.42%	
Allowance For Loan Losses to Loans	**1.29%**	1.25%	
Net Charge-Offs to Average Loans	**0.28%**	0.43%	
Average Equity to Average Total Assets	**9.18%**	9.60%	
Tier 1 Leverage Ratio	**7.50%**	7.62%	
Dividend Payout Ratio	**25.4%**	23.7%	

* Tangible calculations eliminate the effect of goodwill and acquisition related intangibles assets and corresponding amortization expense on a tax-effected basis where applicable.

IBERIABANK Corporation is a commercial bank holding company organized under the laws of the State of Louisiana with consolidated assets at December 31, 2003 of $2.1billion. The lead bank for IBERIABANK Corporation is IBERIABANK. At the end of 2003, IBERIABANK had 39 offices serving nine parishes in Louisiana. IBERIABANK and its predecessor organizations have served Louisiana customers for 117 years. IBERIABANK Corporation is the third largest Louisiana-based bank holding company.

financial highlights






raising the bar

In February 2000, the leadership team of the Company presented a 3-to-5 year road map that was a significant departure from the Company's historical direction. The road map was articulated to all constituencies - Directors, current and potential investors, the communities served, and associates - and called for a substantial change in corporate philosophies, culture, expectations, and performance. At the time, a challenge was issued to our leadership team, associates, and Directors to "raise the bar."

In more specific terms, we expected our associates to improve their understanding of our clients' needs and to better satisfy those needs. We expected high quality growth from our business units and improved service levels. We expected improved bottom line results in a high quality manner. Through attention to details, conservative operating philosophies, and transparency of results, we sought to earn the respect of our current and prospective investors. Our belief in continuous improvement requires our associates to focus on near-term and long-term performance. To be successful, we believe consistency is essential. Our Company must strive for consistency with our associates, clients, shareholders, and the communities we serve. From these constituencies, we expect consistency in return.

building the right team

During 2003, we achieved record profitability and tremendous balance sheet growth, and we continued to build an outstanding leadership team to develop growth opportunities for the foreseeable future. The team assembled at our Company has exceptional experience and talent. We believe the quality, breadth of experience, skill sets, leadership and teamwork of our Directors, Advisory members, officers and associates are unmatched in the industry. Bank stock investors have come to recognize the importance of quality leadership and talented client-contact associates in driving the value of a franchise. While competitive products and locations are important factors in banking, we maintain our belief that people and relationships are the primary drivers of value. When individuals work together as a team, they can accomplish amazing feats —the collective team can be more successful than the sum of the individual parts.

Our Company continued to have great success in recruiting talent to join our organization in each of our markets. Strategic hires added during the year included relationship managers, branch managers, and specialists in credit, human resources, operations, technology, and marketing. During the year, O. Miles Pollard, a native and resident of

Baton Rouge, joined the corporate Board of Directors. His knowledge of the community, his significant statewide contacts, and experience in the real estate industry add tremendous value to the team. We believe we provide an excellent operating environment for talented people to learn, grow, and importantly, contribute to the bottom-line performance of our Company.

enhancing the franchise

In last year's annual report, we highlighted several "Pathways to Growth". This year we pursued those paths with a commitment to partner with the right institutions to achieve a presence in key locations.

Acadiana Bancshares, Inc. ("Acadiana"), a $300 million bank holding company based in Lafayette, Louisiana, was acquired on February 28, 2003. Operations and branch conversions were successfully completed shortly thereafter, in a nearly flawless manner. The combination of our two organizations puts IBERIABANK in the number one position (based on deposits) in Acadiana with the opportunity to continue to leverage the most convenient branch system in the market.

On October 8, 2003, we announced our intention to open an office in downtown Shreveport, following the suggestions of current clients of our bank and our successful recruiting of exceptional talent to serve that market. The branch opened in the first quarter of 2004.

Our New Orleans franchise has been enhanced with the addition of a new branch. Located in the Uptown section of New Orleans, the branch serves a very favorable client mix, provides tremendous business development opportunities, and offers our target market improved service convenience.

We are extremely excited to enter the Baton Rouge market, the state capital of Louisiana. On November 17, 2003, we announced the signing of a definitive agreement to acquire Alliance Bank of Baton Rouge ("Alliance"), a single-office institution, with assets of approximately $76 million, serving Baton Rouge. Alliance operates a relationship-focused organization that we believe gives us an excellent opportunity to enter Baton Rouge and to expand a successful franchise founded on similar principles. The acquisition, completed during the first quarter of 2004, provides a springboard to increase market share in this area of the state. With the help of the outstanding team currently in place at Alliance, we believe our capacity for growth in this market is phenomenal.

the tools to succeed

Critical to our success in achieving desired results is our capacity to develop appropriate tools —not necessarily the most expensive or technologically advanced tools —but the most cost-effective tools to be successful in getting the job done well. Infrastructure improvements throughout 2003 included upgrades and replacements of data processing and communication equipment. The timing of our purchases was fortuitous, due to rapid technology improvements, excess industry capacity, and favorable pricing. Substantial upgrades to our ATM network that commenced during 2003 have continued into 2004. Our Company capitalized on new technology from Diebold using a new open-standard ATM software called Agilis that runs on both Diebold and NCR Corporation ATMs. We were one of the first banks in the nation to deploy this cost-effective technology that upgrades the speed, power, and performance of the ATM without bearing the full replacement cost of a new ATM.

In addition to ATM system enhancements, our branch network experienced substantial improvements during 2003, including branch remodeling, branch expansion, functional improvements, and exterior upgrades. Savings were recognized through the consolidation of five branch operations into existing branches. Additionally, late in the year, our corporate headquarters was consolidated into the former headquarters of Acadiana. Substantial upgrades made to the building were funded in part through insurance proceeds due to damage from Hurricane Lili in the fall of 2002.

Product enhancements were implemented during the year. We introduced Freedom Checking to our retail clients, a checking product with no monthly service charges. In addition, we launched overdraft protection for business clients, improved our check ordering process, enhanced our "know your client" initiatives, and upgraded our automated bill payment program.









on the right track

Our success has been due, in part, to the team assembled, but is also the result of the favorable and unique environment in which our Company operates. The Louisiana economy and the markets we serve, in particular, continue to perform reasonably well.

The unemployment rate for the state of Louisiana declined with the seasonally unadjusted rate declining from 6.1% in December 2002 to 5.7% in December 2003. All eight of the metropolitan markets in the state demonstrated improvements in unemployment statistics since year-end 2002. The most notable declines in unemployment rates were in Alexandria (from 5.7% to 4.7%) and Shreveport (from 6.9% to 6.1%).

Louisiana is the second largest producer of natural gas and the fifth largest producer of crude oil in the country. While the state has become much less dependent on the fortunes of oil and natural gas prices, our citizens have felt the favorable indirect benefit of royalty payments on retained mineral rights and energy sector service and supply businesses. Exploration continues to trail energy price improvements. Crude oil prices rose from $19.39 per barrel in December 2001, to $29.75 in December 2002, and to $32.57 in December 2003. Natural gas prices climbed from $2.26 per mcf to $4.58 per mcf to $6.17 per mcf, over the same respective periods.

In addition to a favorable economic environment, our Company has an advantage given the competitive landscape for Louisiana banking. Louisiana maintains a disproportionate number of large and out-of-state bank holding companies. Many of these bank holding companies operate in a "line-of-business" manner that we do not believe is conducive to rapid decision-making and a complete understanding of client needs that typically cross lines of business.

Our Company is the only bank, with substantial resources headquartered in the state of Louisiana, currently focused solely on local client needs. A few of our larger competitors have expansion plans in faster growing parts of the country (Houston, Dallas, etc.), rather than local markets. Many of these markets are excessively competitive, and some would consider them "over banked". Our Company is focused on banking markets where the operating environment provides more "rational" pricing and competitive dynamics.

Among other measures, regulatory agencies view the competitive landscape across various markets by examining the concentration of deposits controlled by banks serving those markets. An implicit assumption is the more concentrated the ownership of deposits, the more control those larger banks hold over their market and the more favorable pricing dynamics are for those larger banks. The measure used most often by regulatory agencies is the Herfindahl-Hirschman Index ("HHI"). The HHI is an index based on relative deposit market shares of financial institutions in a given market. A higher index would reflect a less competitive market. Conversely, a lower index indicates a more competitive market. In general, all but one of the Louisiana metropolitan banking markets is considered less competitive (the exception being the Lafayette banking market, where we hold the leading market share of deposits). Generally speaking, less competitive markets provide more rational pricing of loans and deposits. Thus, the operating environment for banks in the metropolitan markets in Louisiana may be more favorable, from a profitability perspective, than other markets in the country, due to more rational pricing in our markets. We believe the primary reasons for the more favorable competitive nature of the Louisiana markets is driven by (1) approximately one-third of financial institutions in the state that have gone out-of-business over the last three decades, (2) fewer credit unions than other markets, (3) fewer start-up banks forming than other states, and (4) a limited interest in out-of-state banks expanding their presence in Louisiana.

We believe we have a competitive advantage within the markets we have targeted due, in part, to our unique knowledge of the clients and the competitive landscape of those markets. As a result, we believe our state is uniquely structured and the Company is in an unprecedented position within our markets to be successful. While other factors are important, many times the outcome of an event is influenced significantly by the conditions and the strategy under which the race is run.

planning and preparation

Top athletes recognize that success is driven by favorable competitive conditions, a focused game plan, careful planning and preparation, conditioning, practice, and execution. Our clear vision of a successful game plan - combined with a culture of paying attention to details, determination, conservativeness, and discipline - has prepared us well in our pursuit of increased shareholder value.

The plan articulated four years ago targeted specific metrics that were, and continue to be, important for providing focus to our constituents regarding our performance. The metrics include improved core profitability, strengthened return on equity, and enhanced tangible efficiency, as well as delivering consistent double-digit growth in fully diluted earnings per share. As indicated in the table that follows, we have made great progress toward achieving those goals.

Planning and preparation include examining and mitigating risk factors as needed to optimize the risk/return profile of the Company. We have worked assertively to improve the risk posture of the Company, while simultaneously improving the Company's returns to shareholders. The three primary risk characteristics in banking are interest rate, credit, and operational risk.

Targeted Metrics	**4Q 1999***	**4Q 2003**	**Target**
Return on Average Equity (ROE)	9.00%	12.95%	13-to-15%
Return on Average Tangible Equity	15.68%	19.86%	—
Tangible Efficiency Ratio (TE)	64.6%	52.5%	<50%
Fully-Diluted EPS	$0.44	$0.88 (+98%)	>10%

* Excludes $1.6 million in additional loan loss provision and $0.9 million in restructuring charges recorded in the 4th quarter of 1999.

Short-term interest rates moved very little during 2003 as the Federal Reserve Board's accommodative monetary policy continued. Long-term interest rates, which are primarily affected by interest rate and inflationary expectations, swung wildly during the year, as expectations of interest rate decreases accelerated (mid-June). Expectations of interest rate increases then accelerated (September), and have since that time, partially decelerated once again. Despite these rapid movements, revenues held up very well during the year as the negative implications of accelerated bond premium amortization were offset by improved mortgage origination income and favorable deposit pricing conditions in certain markets.

Interest rate risk modeling indicates the Company carries a very limited amount of interest rate risk. Net interest income simulations using interest rate shocks suggest a 100 basis point parallel movement in the yield curve would impact our expected net interest income over the next 12 months by less than 1%.

Since early 2000, we have restructured the investment portfolio to remove poorly structured or poor performing bonds, replacing those bonds with bonds that possess lower yields, but significantly better cash flow structures. Some of the very short duration replacement instruments were purchased at a premium. The dramatic decline in mortgage rates in mid-June 2003 caused a number of these premium bonds to prepay very rapidly, which required accelerated bond premium amortization. The additional bond premium amortization accelerated between the start of 2003 and the third quarter of 2003, resulting in negative implications to investment income during the period. By the fourth quarter of 2003, the course reversed and the bond premium amortization decelerated rapidly, offsetting the negative aspects of the prior periods.

While the relatively short duration bond portfolio hampered earnings during 2003, we believe we are well positioned in the event interest rates rise in the near future. After the end of the year, we asked five bond specialists to review our bond portfolio in detail to give us their opinions regarding the current portfolio position relative to the current interest rate environment. In nearly all cases, they described our portfolio as being in "excellent shape" with "optimal" or "ideal" cash flows, excellent structure, and a satisfactory yield. We asked these bond specialists to rate our portfolio from 1-to-10 (with 10 being best) in risk and return and to give an overall composite rating. Their composite rating of our portfolio was an "8," and they all thought our portfolio was very well positioned given projected interest rates. Overall, we are very comfortable with the interest rate risk posture of the Company, particularly given the uncertain nature of the general economic condition of the country and the potential for significant increases in future interest rates.

The second significant risk for banks is credit risk. We are very proud of the significant improvement in the credit risk profile of the Company over the last few years. We are committed to creating a strong, conservative, and disciplined credit culture that strives for superior credit performance. The relationship managers that have joined our organization are well-known locally and highly seasoned with established client portfolios with potential for



Credit Risk Measures

	12/31/02	12/31/03	Pro Forma*** 12/31/03
Total NPLs* ($millions)	$4.3 million	$5.1 million	$5.1 million
Total NPAs** ($millions)	$6.6	$7.3	$5.5
Allowance For Loan Losses ($millions)	$13.1	$18.2	$18.2
NPAs / Total Assets	0.42%	0.34%	0.26%
30+ days Past Dues/Total Loans	0.89%	0.78%	0.78%
Allowance For Loan Losses/Total Loans	1.25%	1.29%	1.29%
Net Charge-Offs/Average Loans (Year)	0.43%	0.28%	0.28%
Reserve Coverage of NPAs	198%	251%	331%
Reserve Coverage of NPLs	302%	356%	356%

* Nonperforming Loans include nonaccruing loans and accruing loans more than 90 days past due.

** Nonperforming Assets include nonperforming loans plus foreclosed assets and other real estate owned.

*** Pro forma figures assume the sale of large motel credit occurred on December 31, 2003 (actual sale was completed on January 5, 2004).

continued growth. We foresee additional recruitment opportunities in the future as relationship managers at other institutions become disillusioned with the bureaucratic elements of our larger, "clumsier" competitors.

Excluding the impact of the Acadiana acquisition, organic loan growth climbed 19% during 2003. With the acquisition, loans grew 35% during the year. Commercial loan growth during the year was 17% without the acquisition and 34% with the acquisition. Direct consumer loans grew 11% excluding the acquisition and 28% with the acquisition. Indirect loans, which were not affected by the acquisition, edged up 5% during the year. Mortgage loans jumped 46% during the year, excluding the acquisition, and 74% with the acquisition, despite the sale of $27 million in Acadiana mortgage loans that were prepaying rapidly. Overall, the Company experienced tremendous loan growth during 2003. While the growth has been significant, we believe it is equally important to maintain balanced growth within our various businesses.

Operational risk is the third primary risk factor for banks to manage. Throughout 2003, the Company continued to reduce operational risk and improve efficiency. As an example, we installed Real Vision, a software system that provides signature imaging and deposit exception tracking. We also replaced our communication frame-relay network with a new T1-based point-to-point network using voice-over IP technology. These improvements provided significant expense savings with increased functionality and flexibility. Additional improvements are underway for 2004 as well.

Our focus on risk measurement and mitigation, conservative underwriting practices, a clear vision for the future, an attention to details, and a balanced approach to our business combine to create a disciplined organization. We are methodical and patient, yet we will invest swiftly when we determine the opportunities are appropriate.

conditioning
and strength

We believe success in our industry requires focus, strength, and tenacity. Our strategic focus on specific markets and segments enables our Company to be efficient. A ratio we use to measure our efficiency is called the tangible efficiency ratio (defined as total expenses, less intangible amortization, divided by total revenues on a tax-equivalent basis). Our tangible efficiency ratio improved from 54.8% in the fourth quarter of 2002 to 52.5% in the fourth quarter of 2003, rapidly approaching our targeted ratio of 50%.

While we have become more efficient, we have also gained strength. We surpassed the $2 billion asset milestone during 2003. Total equity climbed 40% during the year to $195 million. Equity as a percentage of assets grew from 8.89% at year-end 2002 to 9.22% at year-end 2003. On June 17, 2003, the Company completed a $10 million issuance of trust preferred securities, swapped for five years to yield 5.88%. We consider the timing of this issuance, the second issuance by the Company over the last two years, to have been very favorable. This 30-year debt, callable at our discretion after five years, is considered Tier 1 capital for regulatory reporting purposes. Our Tier 1 leverage ratio was 7.50% at December 31, 2003, well above our target of 6.25%-to-6.50%. As a point of reference, at year-end 1998, our Tier 1 leverage ratio was 5.81%.

Our capital position improved during the year, despite the completion of a supplemental share repurchase program totaling 130,000 shares at an average cost of $43.87 per share. This supplemental program was announced in November 2002 and completed in September 2003. At that time, the Board of Directors authorized a new share repurchase program totaling 300,000 shares, or approximately 4.5% of total shares outstanding. Through the end of 2003, the Company had purchased 31,700 shares under this new program, at an average cost of $56.36 per share.

We are tenacious in our efforts to improve our franchise. As an example, our mortgage business had a record year in both production and income. Mortgage originations totaled $382 million in 2003, up 83% compared to $209 million in 2002. Application levels began to slow considerably beginning in August 2003 and continued to slow through the end of the year, though some improvement surfaced in early 2004. The mortgage pipeline in December 2002 was $43 million, reached a peak of $92 million in June, and then fell to $34 million in December 2003. Gains on the sale of mortgage loans totaled $4.2 million in 2003, twice the level experienced in 2002. A portion of the expense structure of the mortgage business is variable in nature, so as production volumes slow, the associated expense structure decreases as well.

A number of areas within the Company showed particular strength during 2003, including commercial loan volumes (+34%), home equity loans and lines (+42%), transaction deposit volumes (+30%), ATM fee income (+12%), and service charge income (+17%).



BOOK VALUE PER SHARE
$31.00
$29.00
$27.00
$25.00
$23.00
$21.00
$19.00
$17.00
$15.00
$18.65
$19.02
$19.80
$20.99
$21.86
$22.22
$22.74
$23.03
$23.55
$24.38
$24.71
$24.88
$27.60
$28.18
$28.35
$29.28
Q1 Q2 Q3 Q4
2000
Q1 Q2 Q3 Q4
2001
Q1 Q2 Q3 Q4
2002
Q1 Q2 Q3 Q4
2003
AT PERIOD END



reaching new heights

Strong balance sheet growth, a well-executed acquisition, good revenue growth, and expense discipline combined to produce a record earnings year for the Company. Net income was $23.6 million in 2003, up 28% compared to $18.5 million in 2002.

Profitability ratios remained very strong in 2003. Return on average assets ("ROA") was 1.20% in 2003 compared to 1.26% in 2002. Return on average equity ("ROE") was 13.05% compared to 13.12% in 2002. Return on average tangible equity ("ROTE"), which eliminates the effect of goodwill and acquisition related intangible assets and the corresponding amortization expense on a tax-effected basis, was 19.57%, up substantially from 17.78% in 2002.



QUARTERLY DILUTED EPS
$0.91
$0.84
$0.77
$0.70
$0.63
$0.56
$0.49
$0.42
$0.35
$0.48
$0.51
$0.56
$0.57
$0.57
$0.58
$0.59
$0.63
$0.72
$0.75
$0.76
$0.79
$0.83
$0.85
$0.86
$0.88
Q1 Q2 Q3 Q4
2000
Q1 Q2 Q3 Q4
2001
Q1 Q2 Q3 Q4
2002
Q1 Q2 Q3 Q4
2003

In early 2003, management provided earnings guidance to the investment community regarding the "comfort range" of expected fully diluted earnings per share ("EPS") for the year 2003. The comfort range provided was $3.25 to $3.31 per share, and the average estimate for analysts following the Company was $3.28 per share. Twice during the year, the Company raised earnings guidance as quarterly performance and economic conditions improved. For the year, the Company reported EPS of $3.42, up $0.40 per share, or 13%, compared to $3.02 reported for 2002, and up $0.14 per share compared to initial analyst estimates at the beginning of the year. The Company has matched or exceeded quarterly EPS analyst estimates in each of the last 16 quarters and has been within or above earnings guidance in each of the last four years.

The road map laid out four years ago stated a primary goal of double-digit EPS growth. The Company has delivered double-digit EPS growth in each of the last four years, including 13.4% growth in 2003 over 2002. Of 271 publicly traded bank holding companies with market capitalizations in excess of $150 million, only 23 companies delivered double-digit EPS growth in each of the last four years. Only 14, or about 5%, of these 271 companies were expected to continue the trend into 2004, based on average analyst estimates. Our Company is truly in a unique class of organizations that has executed well and demonstrated both outstanding and consistent growth.

The price of our common stock improved significantly and consistently over the last few years. Our stock price climbed 47% during 2003, from $40.16 at the start of the year to $59.00 at the close. We are pleased that our shareholders are receiving the recognition of owning a unique franchise that has demonstrated excellent performance.

The Employee Stock Ownership Plan ("ESOP") is the largest single shareholder of IBERIABANK Corporation common stock. Therefore, our employees have been significant beneficiaries of the improvement in our stock price, alongside our other shareholders. As our stock price has risen over the last few years, the cost of the ESOP has increased considerably, as indicated in the following chart.

ESOP Related Expense

Year	Annual Expense	Change
2000	$ 741,000	--
2001	1,238,000	+67%
2002	1,621,000	+31%
2003	1,953,000	+20%

The Company has delivered double-digit growth in fully diluted EPS, which has resulted in an improved stock price, despite the additional cost of the ESOP, expansion of our reserve for loan losses, and the cost of investments for future growth.

The Company has provided shareholders a quarterly cash dividend in each quarter since the Company's initial public offering ("IPO"). In each year since the IPO, the Company has raised the quarterly dividend. While the quarterly cash dividend payment grew significantly, earnings grew at a faster rate, resulting in a declining dividend payout ratio through 2002. During 2003, the Company raised the quarterly cash dividend twice, a total increase of 20% for the year. However, the dividend payout ratio edged up only slightly to 25.7% in the fourth quarter of 2003. Compared to peer institutions, the Company has significant capacity to increase the dividend rate to shareholders.

IBERIABANK Corporation has been well received in the investment community. Between 2000 and early 2004, the number of institutional owners increased from 28 to 114, or a four-fold increase. In addition, the ownership became more dispersed as the median institutional holdings declined from approximately 20,000 shares to 5,400 shares. Liquidity in the stock improved as the average daily trading value was approximately $900,000 daily, up from less than $100,000 in late 1999. During 2003, analysts from three investment research firms launched coverage of our Company, bringing the total number of firms covering our Company to 12. One of the firms that cover us, Stifel, Nicolaus and Company, Inc., invited us to visit a significant number of their institutional clients in London, Toronto, and Montreal. We were warmly received and pleasantly surprised at the level of interest in our very unique story. We were interested to learn that many of the people we visited had empathy with the "big clumsy" bank issues we described, due to the fact that they face those same issues on a personal basis.



DIVIDEND PAYOUT RATIO
DIVIDENDS / NET INCOME (%)
34%
32%
30%
28%
26%
24%
22%
20%
33%
31%
30%
29%
30%
29%
29%
28%
24%
23%
25%
24%
25%
24%
26%
26%
Q1 Q2 Q3 Q4
2000
Q1 Q2 Q3 Q4
2001
Q1 Q2 Q3 Q4
2002
Q1 Q2 Q3 Q4
2003



going the distance

We are proud to be headquartered in Louisiana with its emphasis on family and community service. Rich with tradition and culture, the communities we serve support us each and every day. With our success comes the opportunity to strategically reinvest in those communities. It has been our privilege to support charitable, educational, cultural, and business development efforts that enhance all of our markets.

We strive to be creative and thoughtful in all that we do. Our involvement in the community is no different. Our community relations strategy closely reflects our relationship-based approach to business. Our investment — every dollar and every hour —must yield a profitable return. The value we look for with every initiative is an opportunity to make our communities better. We want to advocate change where appropriate, provide support where needed, and give guidance where we can add value.

In addition to our organization's support of the communities around us, we encourage associate participation as well. In 2003, they were involved with more than 200 non-profit and civic organizations across the state. We are proud of their generosity and commitment of time and resources to care for our neighbors in need.




setting the
pace

The IBERIABANK Corporation story is very unique. We are situated in an excellent position, in favorable markets, to take advantage of the business models of our competitors, with an exceptionally talented team. We are shareholder-driven and client-focused. Clients want relationships with people they know. They want consistency and access to decision-makers. They are willing to pay for convenience and excellent service. Our business model has been proven successful over a four-year period. We have the size, agility, and capability to successfully accomplish our goals. Like an athlete with unparalleled skills, the proper equipment, and positive momentum, we are setting the pace for others to follow.

"Ability may get you to the top, but it takes character to keep you there." —John Wooden


forward-looking information
safe harbor statement

Statements contained in this report which are not historical facts and which pertain to future operating results of IBERIABANK Corporation and its subsidiary constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve significant risks and uncertainties. Actual results may differ materially from the results discussed in these forward-looking statements. A discussion of factors affecting IBERIABANK Corporation's business and prospects is contained in the Company's periodic filings with the Securities and Exchange Commission.

directors and executive officers

BOARD OF DIRECTORS IBERIABANK CORPORATION

William H. Fenstermaker
Chairman of the Board,
IBERIABANK Corporation
President and Chief Executive Officer,
C.H. Fenstermaker and Associates, Inc.

E. Stewart Shea III
Vice Chairman of the Board,
IBERIABANK Corporation
Managing Partner, The Bayou Companies, L.L.C.
Managing Partner, Bayou Coating, L.L.C.

Elaine D. Abell
Attorney, private practice

Harry V. Barton, Jr.
Certified Public Accountant

Ernest P. Breaux, Jr.
Regional Operating Officer – Region IV,
Integrated Electrical Services
Chairman, Ernest P. Breaux Electrical, Inc.

Daryl G. Byrd
President and Chief Executive Officer,
IBERIABANK Corporation and IBERIABANK

John N. Casbon
Executive Vice President,
First American Title Insurance Company
Chief Executive Officer and President,
First American Transportation Title Insurance Company

Larrey G. Mouton
Owner and Manager,
Mouton Financial Services, L.L.C.

Jefferson G. Parker
Senior Vice President, Institutional Equities,
Howard Weil, a division of Legg Mason Wood Walker, Inc.

O. Miles Pollard
Private Investor

EXECUTIVE OFFICERS IBERIABANK CORPORATION

Daryl G. Byrd
President and Chief Executive Officer

Michael J. Brown
Senior Executive Vice President,
Chief Credit Officer

John R. Davis
Senior Executive Vice President,
Finance and Strategy

George J. Becker III
Executive Vice President,
Corporate Secretary

Marilyn W. Burch
Executive Vice President,
Chief Financial Officer

MARKET PRESIDENTS IBERIABANK

Taylor F. Barras
New Iberia and Community Markets

Michael J. Brown
New Orleans

Stephen E. Durrett
North Louisiana

C. Brent McCoy
Baton Rouge

Patrick J. Trahan
Lafayette

advisory board members

NEW IBERIA

Taylor F. Barras Market President
Cecil C. Broussard Co-Chairman
E. Stewart Shea Co-Chairman
Dr. John L. Beyt III
Martha B. Brown
Dr. George B. Cousin
David D. Daly
J. David Duplantis
Cecil A. Hymel II
Edward P. Landry
Thomas R. Leblanc
Diane Musson
Glenn J. Ritter
John Jeffrey Simon

LAFAYETTE

Patrick J. Trahan Market President
Elaine D. Abell Chairman
Clay Morgan Allen
Bennett Boyd Anderson, Jr.
Charles Theodore Beaullieu, Sr.
Dr. Charles Boustany, Jr.
Dr. Edward F. Breaux
Richard D. Chappuis, Jr.
James M. Doyle
Goerge E. Fleming
Charles T. Goodson
W. J. "Tony" Gordon III
Robert D. Lowe
Frank X. Neuner, Jr.
James Michael Poole, Sr.
Dwight S. Ramsay
Gail A. Romero
William W. Rucks III

NEW ORLEANS

Michael J. Brown Market President
John N. Casbon Co-Chairman
Jefferson G. Parker Co-Chairman
John D'Arcy Becker
Darryl D. Berger
Scott M. Bohn
John D. Charbonnet
Cindy Brennan Davis
David L. Ducote
James P. Favrot
Hardy B. Fowler
John D. Georges
William F. Grace, Jr.
Erik L. Johnsen
William H. Langenstein III
E. Archie Manning III
William M. Metcalf, Jr.
J. C. Rathborne
J. Benton Smallpage, Jr.
Stephen F. Stumpf
Steven W. Usdin

BATON ROUGE

C. Brent McCoy Market President
John W. Barton, Jr.
John H. Bateman
Robert B. McCall, Jr.
Markham R. McKnight
Hermann Moyse III
Eugene H. Owen
Stanley E. Peters
Kevin P. Reilly, Jr.
Thomas H. Turner
D. Randolph Waesche

corporate information

CORPORATE HEADQUARTERS

IBERIABANK Corporation
200 West Congress Street
Lafayette, LA 70501
(337) 521-4003

CORPORATE MAILING ADDRESS

P.O. Box 52747
Lafayette, La 70505-2747

INTERNET ADDRESS

www.iberiabank.com

ANNUAL MEETING

IBERIABANK Corporation Annual Meeting of Shareholders will be held on Wednesday, April 28, 2004 at 10:00 a.m. at the Hotel Inter-Continental (Cabildo Room) located at 444 St. Charles Avenue, New Orleans, LA.

SHAREHOLDER ASSISTANCE

Shareholders requesting a change of address, records or information about lost certificates should contact:

Investor Relations
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
(800) 368-5948
www.invrelations@RTCO.com

FOR INFORMATION

Copies of the Company's financial reports, including forms 10-K and 10-Q, are available without cost by sending a written request to Investor Relations at the corporate mailing address noted above. This and other information regarding IBERIABANK Corporation and IBERIABANK may be accessed from our web site. In addition, shareholders and others may contact:

Daryl G. Byrd
President and CEO
(337) 521-4003

John R. Davis
Senior Executive Vice President
(337) 521-4005

STOCK INFORMATION

2003	MARKET PRICE HIGH	LOW	CLOSING	DIVIDENDS DECLARED
First Quarter	$41.03	$38.06	$40.70	$0.20
Second Quarter	$50.60	$39.87	$49.00	$0.22
Third Quarter	$52.62	$47.75	$52.62	$0.24
Fourth Quarter	$60.20	$50.83	$59.00	$0.24

2002	MARKET PRICE HIGH	LOW	CLOSING	DIVIDENDS DECLARED
First Quarter	$34.67	$27.35	$34.67	$0.18
Second Quarter	$40.54	$34.77	$40.54	$0.18
Third Quarter	$41.00	$36.00	$37.63	$0.20
Fourth Quarter	$40.16	$35.64	$40.16	$0.20

At December 31, 2003, IBERIABANK Corporation had approximately 1,350 shareholders of record.

SECURITIES LISTING

IBERIABANK Corporation's common stock trades on the NASDAQ Stock Market under the symbol "IBKC". In local and national newspapers, the company is listed under "IBERIABANK".

DIVIDEND REINVESTMENT PLAN

IBERIABANK Corporation shareholders may take advantage of our Dividend Reinvestment Plan. This program provides a convenient, economical way for shareholders to increase their holdings of the Company's common stock. The shareholder pays no brokerage commissions or service charges while participating in the plan. A nominal fee is charged at the time that an individual terminates plan participation. This plan does not currently offer participants the ability to purchase additional shares with optional cash payments.

To enroll in the IBERIABANK Corporation Dividend Reinvestment Plan, shareholders must complete an enrollment form. A summary of the plan and enrollment forms are available from the Registrar and Transfer Company at the address provided under Shareholder Assistance.



2003 Financials

IBERIABANK Corporation™

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is intended to assist readers in understanding the consolidated financial condition and results of operations of IBERIABANK Corporation (the "Company") and its subsidiary as of December 31, 2002 and 2003 and for the years ended December 31, 2001 through 2003. This review should be read in conjunction with the audited consolidated financial statements, accompanying footnotes and supplemental financial data included herein.

FINANCIAL OVERVIEW

The Company's net income for 2003 totaled $23.6 million, or $3.42 per share on a diluted basis. This is a 13% increase over the $3.02 per share, or $18.5 million earned for 2002. Earnings performance for 2003 was influenced by the acquisition of Acadiana Bancshares, Inc. ("Acadiana") in the first quarter of 2003, and other factors, the key components of which are summarized below.

- Total assets of the Company increased to $2.1 billion at the end of 2003, or 35%, from $1.6 billion at the end of 2002. This strong growth is reflective not only of the $302.5 million asset base obtained through the Acadiana acquisition, but organic growth through new and deepened client relationships amounting to $242.7 million as well. Shareholders' equity for the same periods improved from $139.6 million at the end of 2002 to $195.2 million at the end of 2003.

- Net interest income increased by $8.0 million, or 13%. This was largely due to increased volume and improvement in the mix of both earning assets and deposits. The corresponding net interest margin ratio on a tax-equivalent basis declined to 3.89% from 4.53%. This was primarily the result of higher mortgage prepayment speeds which resulted in increased premium amortizations on related products and also a downward trend in spreads associated with the earning asset growth. Additionally, the Acadiana acquisition resulted in increased net interest income, but a reduction of the margin as a result of marking the acquired asset and liability mix to current yields.

- Improvement in noninterest income of $5.2 million, or 29%, was reflected in 2003 as compared to the prior year. Increased gains on the sales of mortgage loans in the secondary market as mortgage loan refinancing hit all-time highs and also service charge fees derived from deposit accounts were the major contributing factors to the growth.

- Noninterest expense increased by $6.6 million, or 15%, from 2002 to 2003. The increase was due in part to the inclusion of expenses related to the acquisition of Acadiana. Compensation expense increased $3.5 million mainly as a result of new hires associated with this acquisition. It was also due in part to the rising cost of the Employee Stock Ownership Plan ("ESOP") as it relates to the improved value of Company stock and continuance of the Company to hire strategically in markets across the state. Other increases were primarily associated with infrastructure improvements.

- The Company provided $6.3 million for possible loan losses for 2003 as compared to $6.2 million for 2002 to bring the allowance for loan losses as a percent of total loans to 1.29% at the end of the year, as compared to 1.25% at the end of 2002. Net charge-offs for 2003 were $3.6 million, or 0.28% of average loans, compared to $4.2 million, or 0.43% a year earlier. The coverage of nonperforming assets by the allowance for loan losses was 2.5 times at the end of 2003, as compared to 2.0 times at the end of 2002.

The year 2003 also set the stage for future expansion with the announcements of several strategic hires, the development of a branch in Shreveport, Louisiana and our entrance into Baton Rouge, Louisiana with the acquisition of Alliance Bank of Baton Rouge in the first quarter of 2004. Also scheduled for early in 2004 is the opening of a private banking branch office in New Orleans, Louisiana. These steps take advantage of lending opportunities that are believed to exist due to the size and flexibility of the Company as compared to its competitors, primarily with commercial and private banking clients. It is anticipated that these relationships will result in increased deposits, as well. The Company will continue to analyze the potential for growth in new and existing markets as they arise.

The Company's continuing focus is that of a high performing institution. Management believes that improvement in core earnings drives shareholder value and has adopted a mission statement that is designed to provide guidance for management, our associates and Board of Directors regarding the sense of purpose and direction of the Company. We are extremely shareholder and client focused, expect high performance from our associates, believe in a strong sense of community and strive to make the Company a great place to work. Earnings guidance, based on expectations of the Company, is provided during the year through press releases, which are available on our website and also disclosed through the Form 8-K current event filings with the Securities and Exchange Commission ("SEC").

Inherent in any organization are risks associated with the industry. The most important risk factors affecting the success of the Company are believed to be the management of loan credit risk and interest rate risk, which are discussed under their respective sections entitled "Loans and Asset Quality" and "Asset Liability Management and Market Risk" later in this discussion.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

In preparing financial reports, management is required to apply significant judgment to various accounting, reporting and disclosure matters. Management must use assumptions and estimates to apply these principles where actual measurement is not possible or practical. The accounting principles and methods used by the Company conform with accounting principles generally accepted in the United States and general banking practices. Estimates and assumptions most significant to the Company relate primarily to the allowance for loan losses, intangible assets and stock option compensation. These significant estimates and assumptions are summarized in the following discussion and are further analyzed in the footnotes to the consolidated financial statements.

The determination of the allowance for loan losses, which represents management's estimate of probable losses inherent in the Company's credit portfolio, involves a high degree of judgment and complexity. The Company's policy is to establish reserves for estimated losses on delinquent and other problem loans when it is determined that losses are expected to be incurred on such loans and leases. Management's determination of the adequacy of the allowance is based on various factors, including an evaluation of the portfolio, past loss experience, current economic conditions, the volume and type of lending conducted by the Company, composition of the portfolio, the amount of the Company's classified assets, seasoning of the loan portfolio, the status of past due principal and interest payments, and other relevant factors. Changes in such estimates may have a significant impact on the financial statements. For further discussion of the allowance for loan losses, see the Loan and Asset Quality section of this analysis and Note 1 to the Consolidated Financial Statements.

Generally accepted accounting principles require the Company to perform a goodwill valuation at least annually. Impairment testing of goodwill is a two step process that first compares the fair value of goodwill with its carrying amount, and second measures impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. Based on management's goodwill impairment tests, there was no impairment of goodwill in 2002 or 2003.

The Company has elected to account for its stock option plans under the intrinsic value method of Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*. In accordance with APB Opinion No. 25, compensation expense relating to stock options is not reflected in net income provided the exercise price of the stock options granted equals or exceeds the market value of the underlying common stock at the date of grant. The Company's practice has been to grant options at no less than the fair market value of the stock at the date of grant. Statement of Financial Accounting Standard (FAS) No. 123, *Accounting for Stock-Based Compensation*, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Given the Company's election to continue with the accounting methodology in APB Opinion No. 25, management is required to provide proforma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied. Management utilizes the Black-Scholes option valuation model to estimate the fair value of stock options. The option valuation model requires the input of highly subjective assumptions, including the expected stock price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate. For additional discussion of the Company's stock options plans, see Note 15 to the Consolidated Financial Statements.

FINANCIAL CONDITION

Earning Assets

Earning assets are composed of interest or dividend-bearing assets, including loans, securities, short-term investments and loans held for sale. Interest income associated with earning assets is the Company's primary source of income. Total average earning assets increased $454.7 million, or 34%, in 2003 as compared to 2002. The year-end mix of earning assets shown in the following chart reflects the mix between investment securities and the major loan groups.


2003 Year-End Earning Assets
Investment Securities & Stock 25.7%
Mortgage Loans 20.1%
Other Earning Assets 1.4%
Commercial Loans 28.5%
Consumer Loans 24.3%

Loans and Asset Quality – The loan portfolio increased $367.9 million, or 35.2%, to $1.4 billion at December 31, 2003, compared to $1.0 billion at December 31, 2002. The increase in loans since year-end 2002 was due to non-acquisition related internal growth of $202.5 million, as well as $192.3 million of additional loans obtained through the acquisition of Acadiana, less the sale of $26.9 million of residential mortgage loans obtained through the acquisition. Commercial loans increased $139.0 million, or 33.6%, mortgage loans increased $165.7 million, or 74.1%, and consumer loans increased $63.2 million, or 15.5%. Excluding the accounting effect of the acquisition, commercial loans increased $68.5 million, residential mortgage loans increased $102.7 million and consumer loans increased $31.3 million.

Growth in the commercial loan portfolio came primarily from traditional commercial, private banking and institutional sectors of the New Orleans and Acadiana Markets, with no one customer representing a disproportionate percentage of the increase. Mortgage loan growth is primarily the result of larger private banking residential and construction loan originations that provide relationships with high net worth clients. The Company continues to sell the majority of conforming fixed rate mortgage loan originations and recognize the associated fee income rather than assume the rate risk associated with these longer term assets. Consumer loans are mainly composed of indirect automobile loans collateralized by both new and used vehicles, home equity loans and other consumer loans. Consumer loan growth came primarily from retail home equity loans and was bolstered by a modest increase in other consumer categories. The Company maintains a focus on loans believed to be prime, or lower risk, consumer loans.

The loss of any one customer, or group of customers engaged in similar activities, would not have a material adverse effect on the Company. The percentage of fixed rate loans within the total loan portfolio has decreased slightly from 71% in 2002 to 69% in 2003.

The following table sets forth the composition of the Company's loan portfolio as of December 31 for the years indicated.

TABLE 1 – LOAN PORTFOLIO COMPOSITION

	December 31,									
(dollars in thousands)	2003		2002		2001		2000		1999	
Commercial loans:										
Real estate	$ 352,031	25%	$ 254,688	25%	$ 228,284	24%	$ 196,479	21%	$ 157,248	19%
Other	201,020	14	159,339	15	117,530	12	78,986	8	82,485	10
Total commercial loans	553,051	39	414,027	40	345,814	36	275,465	29	239,733	29
Mortgage loans:										
Residential 1-4 family	338,965	24	207,130	20	198,403	21	279,193	30	266,161	31
Construction	50,295	4	16,470	1	5,915	1	7,482	1	6,381	1
Total mortgage loans	389,260	28	223,600	21	204,318	22	286,675	31	272,542	32
Loans to individuals:										
Indirect automobile	229,636	16	219,280	21	220,698	23	205,143	22	179,350	21
Home equity	174,740	12	122,799	12	114,056	12	108,070	11	91,531	11
Other	65,662	5	64,786	6	71,129	7	65,172	7	59,722	7
Total consumer loans	470,038	33	406,865	39	405,883	42	378,385	40	330,603	39
Total loans receivable	$ 1,412,349	100%	$ 1,044,492	100%	$ 956,015	100%	$ 940,525	100%	$ 842,878	100%

Commercial Loans. Commercial real estate and commercial business loans generally have shorter repayment periods and more frequent repricing opportunities than residential 1-4 family loans. The Company has increased its investment in commercial real estate loans from $254.7 million, or 24.4% of the total loan portfolio, as of December 31, 2002, to $352.0 million, or 24.9% of the total loan portfolio, as of December 31, 2003. The properties securing the Company's commercial real estate loans are located in the Company's market area, and include owner-occupied, multi-family, strip shopping centers, professional office buildings, small retail establishments and warehouses. The Company's underwriting standards generally provide for loan terms of three to five years, with amortization schedules of no more than twenty years. Low loan-to-value ratios are maintained and usually limited to no more than 80%. As a rule, the Company obtains personal guarantees of the principals as additional security for most commercial real estate loans.

As of December 31, 2003, the Company's commercial business loans amounted to $201.0 million, or 14.2% of the Company's gross loan portfolio. The Company originates commercial business loans on a secured and, to a lesser extent, unsecured basis. The Company's commercial business loans may be structured as term loans or revolving lines of credit. Term loans are generally structured with terms of no more than three to five years, with amortization schedules of no more than seven years. The Company's commercial business term loans are generally secured by equipment, machinery or other corporate assets. The Company also provides for revolving lines of credit generally structured as advances upon perfected security interests in accounts receivable and inventory. Revolving lines of credit generally have an annual maturity. As a rule, the Company obtains personal guarantees of the principals as additional security for commercial business loans.

Mortgage Loans. Residential 1-4 family loans comprise substantially all of the Company's mortgage loans. Properties located in its market area and originated under terms and documentation which permit their sale in the secondary market secure the vast majority of the Company's residential 1-4 family mortgage loan portfolio. To reduce portfolio rate risk, the Company's practice has been to sell, or hold for sale in the secondary market, the majority of all conforming fixed rate mortgage loan originations and retain adjustable rate mortgage loan originations in the portfolio. Larger mortgage loans of private banking clients and prospects are also retained to enhance relationships, and also due to the expected shorter durations and relatively lower servicing costs associated with loans of this size.

As a result of the decline in long-term rates over the past three years, with a low point in the middle of 2003, there was a considerable amount of refinancing activity in mortgage loan portfolios industry-wide as well as increased construction lending. Accordingly, mortgage loan originations hit record levels in 2003. Consistent with previous practice, the Company continued to sell in the secondary market the majority of newly originated and refinanced conventional loans, as well as a portion of the construction loans as they move to long-term financing. This was done to reduce portfolio rate risk on loans with longer expected durations and limited cross-sell opportunities. During 2003, the mortgage loan portfolio grew by $165.7 million, or 74.1%. The increase was due to internal growth of $102.7 million plus $89.9 million of residential mortgage loans obtained through the acquisition of Acadiana, net of $26.9 million of this group sold immediately after the acquisition due to expected prepayment acceleration. Mortgage loan internal growth was primarily the result of construction lending and retention of larger private banking residential loans. Additionally, opportunities available in the secondary market afforded the ability to selectively purchase in-market jumbo (over $333,700 individually) mortgage loans as part of the Company's efforts to expand private banking relationships. If conventional mortgage rates remain unchanged or increase, it is expected that mortgage loan activity will slow as a result of the smaller population of existing mortgage loans that would benefit from refinancing. At December 31, 2003, $278.8 million, or 71.6%, of the Company's residential 1-4 family mortgage and construction loans were fixed rate loans and $110.5 million, or 28.4%, were adjustable rate loans.

Consumer Loans. The Company offers consumer loans in order to provide a full range of retail financial services to its customers. The Company originates substantially all of such loans in its primary market area. At December 31, 2003, $470.0 million, or 33.3% of the Company's total loan portfolio, was comprised of consumer loans, compared to $406.9 million, or 39.0% at the end of 2002. During 2003, the consumer loan portfolio increased $63.2 million, or 15.5%. The increase was due to $31.9 million of consumer loans obtained through the acquisition of Acadiana, as well as internal growth of $31.3 million.

Indirect automobile loans comprised the largest component of the Company's consumer loan portfolio. Independent automobile dealerships originate these loans and forward applications to Company personnel for approval or denial. The Company relies on the dealerships, in part, for loan qualifying information. To that extent, there is risk inherent in indirect automobile loans associated with fraud or negligence by the automobile dealership. To limit this risk, an emphasis is placed on established dealerships that have demonstrated reputable behavior, both within the communities we serve and through long-term relationships with the Company. Growth in the indirect automobile loan category was $10.4 million, or 4.7%. This growth was achieved while maintaining a focus on prime, or low risk, paper. Captive finance companies continue to provide a high level of competition for this business. At December 31, 2003, $229.6 million, or 16.3% of the Company's total loan portfolio, consisted of indirect automobile loans.

The remainder of the consumer loan portfolio at December 31, 2003 was composed of home equity loans, direct automobile loans, credit card loans and other consumer loans. Consumer loan growth, primarily driven by $51.9 million in home equity loans, was bolstered by a modest increase in other consumer categories. At December 31, 2003, $174.7 million, or 12.4% of the Company's total loan portfolio, made up the home equity loan balance. At December 31, 2003, the Company's direct automobile loans amounted to $24.8 million, or 1.8% of the Company's total loan portfolio. The Company's VISA and MasterCard credit card loans totaled $9.0 million, or 0.6% of the Company's total loan portfolio at such date. The Company's other personal consumer loans amounted to $31.9 million, or 2.3% of the Company's total loan portfolio, at December 31, 2003.

Loan Maturities. The following table sets forth the scheduled contractual maturities of the Company's loan portfolio at December 31, 2003, unadjusted for scheduled principal reductions, prepayments or repricing opportunities. Demand loans, loans having no stated schedule of repayments and no stated maturity and overdraft loans are reported as due in one year or less. The average life of a loan may be substantially less than the contractual terms because of prepayments. As a result, scheduled contractual amortization of loans is not reflective of the expected term of the Company's loan portfolio. Over 78% of the value of loans with maturities greater than one year bears a fixed rate of interest.

TABLE 2 - LOAN MATURITIES BY TYPE

(dollars in thousands)	One Year Or Less	One Through Five Years	After Five Years	Total
Commercial real estate	$ 89,982	$ 207,223	$ 54,826	$ 352,031
Commercial other	81,686	77,150	42,184	201,020
Mortgage residential 1-4 family	6,309	15,111	317,545	338,965
Mortgage construction	50,295	-	-	50,295
Consumer	103,564	239,206	127,268	470,038
Total	$ 331,836	$ 538,690	$ 541,823	$ 1,412,349

Asset Quality. The credit quality of the Company's assets has continued to improve as management has assertively worked to enhance underwriting risk/return dynamics within the loan portfolio. Over time, management has significantly increased the allowance for loan losses, tightened underwriting guidelines and procedures, adopted more conservative consumer loan charge-off and nonaccrual guidelines, rewritten the loan policy and developed an internal loan review function. As the Company has transitioned the loan portfolio to be more representative of a commercial bank, there is recognition of a potential for higher charge-off and nonperforming levels, but also a potential higher level of return for investors. Management believes that historically it has recognized and disclosed significant problem loans quickly and taken prompt action in addressing material weaknesses in those credits. The Company will continue to monitor the risk adjusted level of return within the loan portfolio.

Written underwriting standards established by the Board of Directors and management govern the lending activities of the Company. The commercial credit department, in conjunction with senior lending personnel, underwrites all commercial business and commercial real estate loans. The Company provides centralized underwriting of all residential mortgage, construction and consumer loans. Established loan origination procedures require appropriate documentation including financial data and credit reports. For loans secured by real property, the Company generally requires property appraisals, title insurance or a title opinion, hazard insurance and flood insurance, where appropriate.

Loan payment performance is monitored and late charges are assessed on past due accounts. A centralized department collects delinquent consumer, residential mortgage and construction loans. Every effort is made to minimize any potential loss, including instituting legal proceedings, as necessary. Commercial loans of the Company are periodically reviewed through a loan review process. All other loans are also subject to loan review through a periodic sampling process.

The Company utilizes an asset risk classification system in compliance with guidelines established by the Federal Reserve Board as part of its efforts to improve commercial asset quality. In connection with examinations of insured institutions, both federal and state examiners also have the authority to identify problem assets and, if appropriate, classify them. There are three classifications for problem assets: "substandard," "doubtful" and "loss." Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full questionable and there is a high probability of loss based on currently existing facts, conditions and values. An asset classified as loss is not considered collectable and of such little value that continuance as an asset of the Company is not warranted. Commercial loans with adverse classifications are reviewed by the Loan Committee of the Board of Directors at least monthly. Loans are placed on nonaccrual status when, in the judgment of management, the probability of collection of interest is deemed to be insufficient to warrant further accrual. When a loan is placed on nonaccrual status, previously accrued but unpaid interest for the current year is deducted from interest income. Prior year interest is charged-off to the allowance for loan losses.

At December 31, 2003, the Company had $12.4 million of assets classified as substandard, $501,000 of assets classified as doubtful, and no assets classified as loss. At such date, the aggregate of the Company's classified assets amounted to 0.61% of total assets.

Real estate acquired by the Company as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until sold, and is carried at the balance of the loan at the time of acquisition or at estimated fair value less estimated costs to sell, whichever is less.

Under Generally Accepted Accounting Principles, the Company is required to account for certain loan modifications or restructurings as "troubled debt restructurings." In general, the modification or restructuring of a debt constitutes a troubled debt restructuring if the Company for economic or legal reasons related to the borrower's financial difficulties grants a concession to the borrower that the Company would not otherwise consider under current market conditions. Debt restructurings or loan modifications for a borrower do not necessarily always constitute troubled debt restructurings, however, and troubled debt restructurings do not necessarily result in nonaccrual loans. The Company had no troubled debt restructuring as of December 31, 2003.

Nonperforming loans, defined for these purposes as nonaccrual loans plus accruing loans past due 90 days or more, totaled $5.1 million and $4.3 million at December 31, 2003 and 2002, respectively. The Company's foreclosed property amounted to $2.1 million and $2.3 million at December 31, 2003 and 2002, respectively. Nonperforming assets, which consist of nonperforming loans plus foreclosed property, were $7.3 million, or 0.34% of total assets at December 31, 2003, compared to $6.6 million, or 0.42% of total assets at December 31, 2002.

The Company has shown continuing improvement in asset quality despite annualized double-digit growth in loans. Although the balance of nonperforming assets increased, the relative level of these assets as a percentage of total assets declined considerably from 0.42% at the end of 2002 to 0.34% at the end of 2003. The increase in nonperforming assets of $646,000 during this period was due to increases in the amount of nonaccrual loans and loans past due, partially offset by reductions in the amount of foreclosed property. Foreclosed properties, representing approximately 29% of total nonperforming assets, declined slightly. This category is principally composed of one commercial real estate property, which was sold to a third party in January 2004. The following table sets forth the composition of the Company's nonperforming assets, including accruing loans past due 90 or more days, as of the dates indicated.

TABLE 3 – NONPERFORMING ASSETS AND TROUBLED DEBT RESTRUCTURINGS

	December 31,				
(dollars in thousands)	**2003**	**2002**	**2001**	**2000**	**1999**
Nonaccrual loans:					
Commercial, financial and agricultural	$ 1,838	$ 1,693	$ 4,088	$ 5,169	$ 1,293
Mortgage	552	334	122	137	208
Loans to individuals	1,512	1,230	1,053	161	429
Total nonaccrual loans	3,902	3,257	5,263	5,467	1,930
Accruing loans 90 days or more past due	1,220	1,086	1,691	2,074	1,203
Total nonperforming loans (1)	5,122	4,343	6,954	7,541	3,133
Foreclosed property	2,134	2,267	6,009	421	185
Total nonperforming assets (1)	7,256	6,610	12,963	7,962	3,318
Performing troubled debt restructurings	-	-	-	-	-
Total nonperforming assets and troubled debt restructurings (1)	$ 7,256	$ 6,610	$ 12,963	$ 7,962	$ 3,318
Nonperforming loans to total loans (1)	0.36%	0.42%	0.73%	0.80%	0.37%
Nonperforming assets to total assets (1)	0.34%	0.42%	0.91%	0.57%	0.24%
Nonperforming assets and troubled debt restructurings to total assets (1)	0.34%	0.42%	0.91%	0.57%	0.24%

(1) Nonperforming loans and assets include accruing loans 90 days or more past due

Allowance For Loan Losses. Based on facts and circumstances available, management of the Company believes that the allowance for loan losses was adequate at December 31, 2003 to cover any potential losses in the Company's loan portfolio. However, future adjustments to this allowance may be necessary, and the Company's results of operations could be adversely affected if circumstances differ substantially from the assumptions used by management in determining the allowance for loan losses. Losses in the loan portfolio, net of recoveries, are charged-off against the allowance and reduce the balance. Provisions for loan losses, which are charged against income, increase the allowance.

In determining the amount of the allowance for loan losses, management uses information from its portfolio management process, relationship managers and ongoing loan review efforts to stratify the loan portfolio into asset risk classifications and assign a general or specific reserve allocation. General reserve estimated loss percentages are based on the current and historical loss experience of each loan category, regulatory guidelines for losses, the status of past due payments, and management's judgment of economic conditions and related level of risk assumed. Specific reserves are determined on a loan-by-loan basis based on management's evaluation of loss exposure for each credit, given current payment status of the loan and the value of any underlying collateral. Loans for which specific reserves are provided are excluded from the general reserve calculations described above to prevent duplicate reserves. Additionally, an unallocated reserve for the total loan portfolio is established to address 1) the imprecision and estimation risk inherent in the calculations of general and specific reserves, and 2) management's evaluation of various conditions that are not directly measured by any other component of the allowance. Such components would include current general economic conditions affecting key lending areas, credit quality trends, collateral values, loan volumes and concentrations, seasoning of the loan portfolios and the findings of internal credit examinations.

The following table presents the allocation of the allowance for loan losses and the percentage of the total amount of loans in each loan category listed as of the dates indicated.

TABLE 4 – ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

	December 31,									
(dollars in thousands)	2003		2002		2001		2000		1999	
Commercial, financial and agricultural	$ 9,237	39%	$ 6,243	40%	$ 5,066	36%	$ 4,152	29%	$ 3,484	29%
Real estate – mortgage	913	24	569	20	555	21	763	30	773	31
Real estate - construction	135	4	45	1	17	1	21	1	18	1
Loans to individuals	5,707	33	4,992	39	5,000	42	4,616	40	3,828	39
Unallocated	2,238	-	1,252	-	479	-	687	-	646	-
Total allowance for loan losses	$ 18,230	100%	$ 13,101	100%	$ 11,117	100%	$ 10,239	100%	$ 8,749	100%

The allowance for loan losses amounted to $18.2 million, or 1.29% and 355.9% of total loans and total nonperforming loans, respectively, at December 31, 2003 compared to 1.25% and 301.6%, respectively, at December 31, 2002. The allowance for loan losses increased $5.1 million, or 39.1%, from $13.1 million at December 31, 2002. The increase included a $6.3 million provision for loan losses and $2.4 million assigned to loans acquired as part of the Acadiana acquisition. On a percentage basis, net charge-offs for 2003 were 0.28% of total average loans, down from 0.43% in 2002. The Company believes this level of net charge-offs was more favorable than that of peer institutions with assets in the $1 to $3 billion range based on data published by the Federal Financial Institutions Examination Council ("FFIEC"). The following table sets forth the activity in the Company's allowance for loan losses during the periods indicated.

TABLE 5 – SUMMARY OF ACTIVITY IN THE ALLOWANCE FOR LOAN LOSSES

	Years Ended December 31,				
(dollars in thousands)	2003	2002	2001	2000	1999
Allowance at beginning of period	$ 13,101	$ 11,117	$ 10,239	$ 8,749	$ 7,135
Allowance from acquisition	2,439	-	-	-	-
Provisions	6,300	6,197	5,046	3,861	2,836
Charge-offs:					
Commercial, financial and agricultural	1,617	1,331	1,861	1,174	140
Mortgage	37	60	15	37	71
Loans to individuals	3,128	3,391	2,797	1,654	1,460
Total charge-offs	4,782	4,782	4,673	2,865	1,671
Recoveries:					
Commercial, financial and agricultural	504	68	110	52	86
Mortgage	21	35	17	22	37
Loans to individuals	647	466	378	420	326
Total recoveries	1,172	569	505	494	449
Net charge-offs	(3,610)	(4,213)	(4,168)	(2,371)	(1,222)
Allowance at end of period	$ 18,230	$ 13,101	$ 11,117	$ 10,239	$ 8,749
Allowance for loan losses to nonperforming assets [1]	251.2%	198.2%	85.8%	128.6%	263.7%
Allowance for loan losses to total loans at end of period	1.29%	1.25%	1.16%	1.09%	1.04%
Net charge-offs to average loans	0.28%	0.43%	0.44%	0.26%	0.15%

[1] Nonperforming loans and assets include accruing loans 90 days or more past due

Investment Securities - The Company's investment securities consist primarily of securities issued by the U.S. Government and federal agency obligations and mortgage-backed securities. As of December 31, 2003, the Company's investment securities available for sale amounted to $426.1 million, which includes a pre-tax net unrealized gain of $1.4 million, and its investment securities held to maturity amounted to $53.5 million with a pre-tax net unrealized gain of $1.7 million. At such date, investment securities available for sale consisted of $350.9 million of mortgage-backed securities, $48.2 million of obligations of state and political subdivisions, $27.0 million of U.S. Government and federal agency obligations, and $57,000 of marketable equity securities. At December 31, 2003, investment securities held to maturity consisted of $23.3 million of mortgage-backed securities, $17.1 million of obligations of state and political subdivisions, and $13.1 million of U.S. Government and federal agency obligations. See Note 3 of the Consolidated Financial Statements.

Investment securities increased by an aggregate of $111.5 million, or 30.3%, to $479.6 million at December 31, 2003, compared to $368.1 million at December 31, 2002. This increase was due to investment securities of $58.9 million obtained through the acquisition of Acadiana and purchases of investment securities amounting to $336.3 million, both of which were partially offset by $176.3 million from maturities, prepayments and calls, $100.1 million from sales of investment securities, $5.8 million from the amortization of premiums and accretion of discounts, and a decrease of $1.5 million in the market value of investment securities available for sale. Funds generated as a result of sales and prepayments were used to fund loan growth and purchase other securities. The Company continues to monitor market conditions and take advantage of market opportunities with appropriate rate and risk return elements. Note 3 of the Consolidated Financial Statements provides further information on the Company's investment securities.

Other Earning Assets – Included in other earning assets are short-term investments resulting from excess funds that fluctuate daily depending on the funding needs of the Company. These funds are currently invested overnight in an interest-bearing deposit account at the Federal Home Loan Bank ("FHLB") of Dallas, the total balance of which earns interest at the current FHLB discount rate. The balance in interest-bearing deposits at other institutions

decreased $6.5 million, or 23.9%, from $27.2 million at December 31, 2002 to $20.7 million at December 31, 2003. The average rate on these funds during 2003 was 1.21%, compared to 1.59% during 2002.

Also a component of other earning assets are loans held for sale, which decreased $2.9 million, or 33.4%, to $5.8 million at December 31, 2003 compared to $8.7 million at December 31, 2002. Loans held for sale have primarily been fixed rate single-family residential mortgage loans under contract to be sold in the secondary market. In most cases, loans in this category are sold within thirty days. During 2003, approximately 66% of total single-family mortgage originations of the Bank were sold in the secondary market as compared to 72% in 2002.

Funding Sources

Deposits obtained from clients in its primary market areas are the Company's principal source of funds for use in lending and other business purposes. The Company attracts local deposit accounts by offering a wide variety of accounts, competitive interest rates and convenient branch office locations and service hours. Increasing core deposits through the development of client relationships is a continuing focus of the Company. Other funding sources include short-term and long-term borrowings, subordinated debt and shareholders' equity. The following discussion highlights the major changes in the mix of funding sources during 2003.

Deposits – The Company has been successful in raising deposits in all of the markets in which it has a presence and believes the increase to be the result of several factors including the development of customer relationships and opportunities in the public funds arena. On average, excluding an increase in time deposits acquired through the acquisition of Acadiana, the Company experienced a decline in fixed rate certificates of deposit due primarily to reduced pricing. The balances stabilized in the latter months of 2003. The decline in average time deposits was offset by increases in other interest-bearing deposit accounts.

Deposits at December 31, 2003 reflected an increase of $346.9 million, or 27.9%, to $1.6 billion as compared to $1.2 billion at December 31, 2002. The growth in deposits includes $210.0 million of deposits acquired from the acquisition of Acadiana, which was completed during the first quarter of 2003. Since the end of 2002, noninterest-bearing checking accounts increased $30.8 million, or 19.4%, interest-bearing checking account deposits increased $168.1 million, or 59.7%, savings and money market accounts increased $30.8 million, or 9.6%, and certificate of deposit accounts increased $117.2 million, or 24.3%. Excluding the effect of Acadiana, noninterest-bearing checking accounts increased $9.9 million, or 6.2%, interest-bearing checking account deposits increased $130.7 million, or 46.4%, savings and money market accounts increased $17.0 million, or 5.3%, and certificate of deposit accounts decreased $20.7 million, or 4.3%.

Certificates of deposit $100,000 and over increased $64.7 million, or 42.9%, from $150.9 million at December 31, 2002 to $215.7 million at December 31, 2003. At December 31, 2003, $189.8 million, or 11.9%, of the Company's total deposits were noninterest-bearing, compared to $159.0 million, or 12.8%, at December 31, 2002. The following table shows large-denomination certificates of deposit by remaining maturities. Additional information regarding deposits is provided in Note 8 of the Consolidated Financial Statements.

TABLE 6 – REMAINING MATURITY OF CDS $100,000 AND OVER

	December 31,		
(dollars in thousands)	**2003**	**2002**	**2001**
3 months or less	$ 67,555	$ 45,254	$ 46,846
Over 3-12 months	87,869	68,434	73,735
Over 12-36 months	35,906	25,081	25,134
More than 36 months	24,329	12,157	8,233
Total	$ 215,659	$ 150,926	$ 153,948

Borrowings and Debt - Advances from the FHLB of Dallas may be obtained by the Company upon the security of the common stock it owns in that bank and certain of its residential mortgage loans and investment securities, provided certain standards related to creditworthiness have been met. Such advances are made pursuant to several credit programs, each of which has its own interest rate and range of maturities. The level of short-term borrowings can fluctuate significantly on a daily basis depending on funding needs and the source of funds chosen to satisfy those needs. The Company's short-term borrowings at December 31, 2003 were comprised of $19.6 million of securities sold under agreements to repurchase and $143.0 million of advances from the FHLB of Dallas. The average amount of short-term borrowings in 2003 was $115.0 million.

The Company's short-term borrowings of $96.8 million at December 31, 2002 consisted of $21.8 million of securities sold under agreements to repurchase and $75.0 million of advances from the FHLB of Dallas. Total short-term borrowings increased $65.8 million, or 68.0%, to $162.6 million at December 31, 2003 compared to $96.8 million at December 31, 2002. The weighted average rate on short-term borrowings was 1.13% at December 31, 2003, compared to 1.36% at December 31, 2002. For additional information regarding short-term borrowings, see Note 9 of the Consolidated Financial Statements.

At December 31, 2003, the Company's long-term borrowings increased $80.8 million, or 107.1%, to $156.3 million at December 31, 2003, compared to $75.5 million at December 31, 2002. The primary reason for the increase in long-term debt was due to the assumption of $73.7 million in FHLB of Dallas fixed-rate advances as a result of the Acadiana transaction. The majority of the Company's long-term borrowings, $135.7 million, were comprised primarily of fixed-rate advances from the FHLB of Dallas which cannot be paid off without incurring substantial prepayment penalties. The remaining debt consists of $20.6 million of junior subordinated debt as a result of a $10.3 million trust preferred offering, which closed in November 2002, and a second $10.3 million offering, which closed in June 2003.

Junior subordinated debt consists of a total of $20.6 million in Junior Subordinated Deferrable Interest Debentures of the Company issued to statutory trusts that were funded by the issuance of floating rate capital securities of the trusts. The issues of $10.3 million each bear interest rates equal to three-month LIBOR plus 3.25% and 3.15%, respectively. The debentures qualify as Tier 1 Capital for regulatory purposes. The terms of the securities is 30 years and, subject to regulatory requirements, are callable at par by the Company anytime after 5 years. Interest is payable quarterly and may be deferred at any time at the election of the Company for up to 20 consecutive quarterly periods. During any deferral period the Company is subject to certain restrictions, including being prohibited from declaring dividends to its common shareholders. For additional information see Note 10 of the Consolidated Financial Statements.

Shareholders' Equity - Shareholders' equity provides a source of permanent funding, allows for future growth and provides the Company with a cushion to withstand unforeseen adverse developments. At December 31, 2003, shareholders' equity totaled $195.2 million, an increase of $55.6 million, or 39.8%, compared to $139.6 million at December 31, 2002. The increase in shareholders' equity in 2003 was the result of the issuance of $38.4 million of common stock as a result of the purchase accounting transaction with Acadiana, net income of $23.6 million, $2.2 million of common stock released by the Company's Employee Stock Ownership Plan ("ESOP") trust, $1.1 million of common stock earned by participants in the Company's Recognition and Retention Plan ("RRP") trust and $3.0 million for the sale of treasury stock for stock options exercised. Such increases were partially offset by cash dividends declared on the Company's common stock of $6.0 million, repurchases of $6.2 million of the Company's common stock that were placed into treasury and a $529,000 reduction in other comprehensive income.

RESULTS OF OPERATIONS

The Company reported net income of $23.6 million, $18.5 million and $14.5 million for the years ended December 31, 2003, 2002 and 2001, respectively. Earnings per share ("EPS") on a diluted basis, including any one-time items, was $3.42 for 2003, $3.02 for 2002 and $2.36 for 2001. In accordance with new accounting standards issued in 2001, the amortization of goodwill ceased completely beginning in 2002. During 2003, interest income increased $9.0 million, interest expense increased $971,000, the provision for loan losses increased $103,000, noninterest income increased $5.2 million, noninterest expense increased $6.6 million and income tax expense
increased $1.4 million. Cash earnings, defined as net income before the amortization of acquisition intangibles, amounted to $24.1 million, $18.7 million and $16.9 million for the years ended December 31, 2003, 2002 and 2001, respectively. Included in 2003 earnings are the results of operations of Acadiana from the acquisition date of February 28, 2003 forward.

Net Interest Income – Net interest income is the difference between interest realized on earning assets and interest paid on interest-bearing liabilities. Net interest income is also the driver of core earnings and, as such, is subject to constant scrutiny by management. The rate of return and relative risk associated with earning assets are weighed to determine the appropriateness and mix of earning assets. Additionally, the need for lower cost funding sources is weighed against relationships with clients and future growth requirements. The Company's average interest rate spread, which is the difference between the yields earned on earning assets and the rates paid on interest-bearing liabilities, was 3.67%, 4.19% and 3.54% during the years ended December 31, 2003, 2002 and 2001, respectively. The Company's net interest margin on a taxable equivalent (TE) basis, which is net interest income (TE) as a percentage of average earning assets, was 3.89%, 4.53% and 4.12% during the years ended December 31, 2003, 2002 and 2001, respectively.


Net Interest Margin (TE)
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
3.96%
3.95%
4.12%
4.53%
3.89%
1999
2000
2001
2002
2003

Net interest income increased $8.0 million, or 13.5%, in 2003 to $67.6 million compared to $59.6 million in 2002. This increase was due to a $9.0 million, or 10.3%, increase in interest income, which was partially offset by a $971,000, or 3.5%, increase in interest expense. In 2002, net interest income increased $5.2 million, or 9.6%, to $59.6 million compared to $54.4 million in 2001. The reason for the increase was an $18.1 million, or 39.2%, decrease in interest expense, which was partially offset by a $12.8 million, or 12.8%, decrease in interest income.

The improvement in net interest income was the result of increased volumes and an improved mix of earning assets and deposits. Although earnings improved through increased net interest income, the related net interest spread and margin ratios compressed, driven in part by prepayments of mortgage instruments as refinancing of residential loans hit all-time highs. Mortgage rates continued their downward trend through the first half of 2003 as the impact of the Federal Reserve Board's ("FRB") monetary policy, which took the targeted federal funds rate to a historical low, influenced long-term expectations. This impact was felt generally, and on mortgage products as well, as cash flows associated with existing mortgage products increased through the refinancing or prepayment of the underlying instruments. This resulted in increased cash for reinvestment purposes in a relatively low rate environment. Accordingly, the related premiums shortened also, the impact of which was realized through increased premium amortization on related products in both the bond and loan portfolios which reduced net interest income.

Refinancing of mortgage loans at lower rates for existing customers also served to drive down yields. Conversely, gains associated with the sale of mortgage loans that are recorded as noninterest income, reflected large increases in 2003 and improved earnings. It is anticipated that mortgage loan demand, and concurrently premium amortization associated with mortgage loan products, will slow from the elevated levels experienced in 2003 given the decreasing population of existing mortgage loans that would benefit from refinancing and somewhat higher long-term rate expectations going forward.

Also during 2003, as a result of the low interest rate environment, new volume spreads in other earning assets trended lower as well. On the funding side, the Company issued $10.3 million in junior subordinated debt in 2002 and 2003, swapped to an average rate of 6.28%, which negatively impacts the margin in the short run, but provides additional low-cost capital for future growth. Additionally, the change in the balance sheet mix as a result of the recent Acadiana acquisition and subsequent purchase accounting adjustments marking the Acadiana portfolios to market yields, while positive to net interest income, lowered the net interest spread and margin.

The Company will continue to monitor investment opportunities and weigh the associated risk/return. Volume increases in earning assets and improvements in the mix of earning assets and interest-bearing liabilities should improve net interest income, but may negatively impact the net interest margin ratio. The Company has engaged in interest rate swap transactions, which are a form of derivative financial instrument, to modify the net interest sensitivity to levels deemed to be appropriate. Through this instrument, interest rate risk is managed by hedging with an interest rate swap contract designed to pay fixed and receive floating interest. The interest rate swaps of the Company were executed to modify net interest sensitivity to levels deemed appropriate.

Average loans made up 72.8% of average earning assets as of December 31, 2003 as compared to 72.7% at December 31, 2002. Overall, average loans increased 34.1% in 2003. The increase in average loans was mainly funded by increased borrowings. Average investment securities made up 24.2% of average earning assets at December 31, 2003 compared to 24.1% at December 31, 2002. Average interest-bearing deposits made up 83.3% of average interest-bearing liabilities at December 31, 2003 compared to 93.1% at December 31, 2002. Average borrowings made up 16.7% of average interest-bearing liabilities at December 31, 2003 compared to 6.9% at December 31, 2002. Tables 7 and 8 further explain the changes in net interest income.

The following table sets forth, for the periods indicated, information regarding (i) the total dollar amount of interest income of the Company from earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rate; (iii) net interest income; (iv) net interest spread; and (v) net interest margin. Information is based on average daily balances during the indicated periods. Investment security market value adjustments and trade-date accounting adjustments are not considered to be earning assets and, as such, the net effect is included in nonearning assets. Tax equivalent (TE) yields are calculated using a marginal tax rate of 35%.

TABLE 7 – AVERAGE BALANCES, NET INTEREST INCOME AND INTEREST YIELDS / RATES

	Years Ended December 31,								
	2003			2002			2001		
(dollars in thousands)	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
Earning assets:									
Loans receivable:									
Mortgage loans	$ 340,738	$ 20,628	6.05%	$ 197,239	$ 14,881	7.54%	$ 252,696	$ 19,859	7.86%
Commercial loans (TE)	511,634	25,987	5.26	378,090	23,211	6.27	298,586	23,945	7.98
Consumer and other loans	456,766	32,602	7.14	400,997	33,061	8.24	396,778	35,461	8.94
Total loans	1,309,138	79,217	6.12	976,326	71,153	7.34	948,060	79,265	8.35
Loans held for sale	14,172	893	6.30	6,149	362	5.89	9,184	682	7.43
Investment securities (TE)	434,767	15,667	3.91	323,571	15,316	4.93	296,782	17,833	6.08
Other earning assets	39,440	785	1.99	36,732	721	1.96	68,725	2,588	3.77
Total earning assets	1,797,517	96,562	5.50	1,342,778	87,552	6.61	1,322,751	100,368	7.60
Allowance for loan losses	(16,491)			(11,774)			(10,061)		
Nonearning assets	183,669			133,415			106,290		
Total assets	$1,964,695			$1,464,419			$1,418,980		
Interest-bearing liabilities:									
Deposits:									
NOW accounts	$ 358,327	$ 3,245	0.91%	$ 258,087	$ 3,055	1.18%	$ 207,851	$ 3,473	1.67%
Savings and money market Accounts	354,997	2,924	0.82	318,708	4,353	1.37	291,009	7,794	2.68
Certificates of deposit	601,339	14,865	2.47	497,988	17,154	3.44	572,532	30,860	5.39
Total interest-bearing deposits	1,314,663	21,034	1.60	1,074,783	24,562	2.29	1,071,392	42,127	3.93
Short-term borrowings	115,014	1,428	1.22	32,961	613	1.83	13,508	617	4.51
Long-term debt	148,841	6,467	4.29	46,346	2,783	5.92	47,308	3,274	6.83
Total interest-bearing liabilities	1,578,518	28,929	1.83	1,154,090	27,958	2.42	1,132,208	46,018	4.06
Noninterest-bearing demand deposits	183,478			149,739			140,393		
Noninterest-bearing liabilities	22,282			19,965			12,473		
Total liabilities	1,784,278			1,323,794			1,285,074		
Shareholders' equity	180,417			140,625			133,906		
Total liabilities and shareholders' equity	$1,964,695			$1,464,419			$1,418,980		
Net earning assets	$ 218,999			$ 188,688			$ 190,543		
Net interest spread		$ 67,633	3.67%		$ 59,594	4.19%		$ 54,350	3.54%
Net interest income (TE) / Net interest margin (TE)		$ 70,236	3.89%		$ 61,063	4.53%		$ 54,777	4.12%

The following table analyzes the dollar amount of changes in interest income and interest expense for major components of earning assets and interest-bearing liabilities. The table distinguishes between (i) changes attributable to volume (changes in average volume between periods times the average yield/rate for the two periods), (ii) changes attributable to rate (changes in average rate between periods times the average volume for the two periods), and (iii) total increase (decrease)

TABLE 8 – SUMMARY OF CHANGES IN NET INTEREST INCOME

	2003 / 2002 Change Attributable To			2002 / 2001 Change Attributable To		
(dollars in thousands)	Volume	Rate	Total Increase (Decrease)	Volume	Rate	Total Increase (Decrease)
Earning assets:						
Loans:						
Mortgage loans	$ 9,757	$ (4,010)	$ 5,747	$ (4,271)	$ (707)	$ (4,978)
Commercial loans	7,491	(4,715)	2,776	5,628	(6,362)	(734)
Consumer and other loans	4,289	(4,748)	(459)	362	(2,762)	(2,400)
Loans held for sale	489	42	531	(202)	(118)	(320)
Investment securities	4,635	(4,284)	351	1,439	(3,956)	(2,517)
Other earning assets	54	10	64	(916)	(951)	(1,867)
Total net change in income on earning assets	26,715	(17,705)	9,010	2,040	(14,856)	(12,816)
Interest-bearing liabilities:						
Deposits:						
NOW accounts	1,047	(857)	190	717	(1,135)	(418)
Savings and money market accounts	397	(1,826)	(1,429)	560	(4,001)	(3,441)
Certificates of deposit	3,057	(5,346)	(2,289)	(3,293)	(10,413)	(13,706)
Borrowings	6,712	(2,213)	4,499	987	(1,482)	(495)
Total net change in expense on interest-bearing liabilities	11,213	(10,242)	971	(1,029)	(17,031)	(18,060)
Change in net interest income	$ 15,502	$ (7,463)	$ 8,039	$ 3,069	$ 2,175	$ 5,244

Provision for Loan Losses - The allowance for loan losses is maintained at a level considered appropriate by management based on various factors as they relate to the collectability of the Company's loan portfolio. Increases to the allowance for loan losses are achieved through provisions for loan losses that are charged against income. Management of the Company assesses the allowance for loan losses on a quarterly basis and will make provisions for loan losses as deemed appropriate in order to maintain the adequacy of the allowance for loan losses.

As a result of continued improvement in asset quality, the Company reported no significant change in the loan loss provision, even as loans increased at a double-digit pace. During 2003, the Company made a provision for loan losses of $6.3 million compared to $6.2 million and $5.0 million for 2002 and 2001, respectively. Net loan charge-offs were $3.6 million for 2003 compared to $4.2 million for 2002. The slightly higher provision for 2003 is attributable to loan growth and changes in the mix of loans from period to period, offset by improved charge-offs to the previously established reserves and overall improvement in asset quality. The allowance for loan losses as a percentage of outstanding loans, net of unearned income, was 1.29% at December 31, 2003, compared to 1.25% at year-end 2002. A discussion of credit quality can be found in the section on "Loans and Asset Quality" in this analysis.

Noninterest Income - The Company reported noninterest income of $23.1 million compared to $17.9 million for 2002. The primary reasons for the $5.2 million, or 29.1%, increase in noninterest income were a $2.1 million, or 101.8%, increase in gains on the sale of mortgage loans in the secondary market, a $1.7 million, or 17.0%, increase in service charges on deposit accounts, a $201,000, or 12.5%, increase in ATM fee income from increased usage, a $310,000, or 25.6%, increase in earnings and cash surrender value of bank owned life insurance, a $594,000, or 60.8%, increase in broker sales commissions, and a $39,000 increase in other net noninterest income. These increases were partially offset by a $72,000, or 17.7%, decrease in gains on sale of assets. Additionally, the year 2003 included a $267,000 gain on the sale of investment securities compared to a $42,000 loss in 2002. It is anticipated that a rise in mortgage rates will have a dampening effect on the residential loan refinancing market and moderate mortgage loan sales and related gains.

Total noninterest income amounted to $17.9 million and $15.1 million for the years ended December 31, 2002 and 2001, respectively. The primary reasons for the $2.7 million, or 18.0%, increase in noninterest income was a $1.9 million, or 24.0%, increase in service charges on deposit accounts, a $934,000, or 338.3%, increase in earnings and cash surrender value of bank owned life insurance, a $118,000, or 7.9%, increase in ATM fee income from increased usage, and a $105,000, or 34.9%, increase in gain on sale of assets. These increases were partially offset by a $153,000, or 6.8%, decrease in gains on the sale of mortgage loans in the secondary market and a $51,000, decrease in other net noninterest income. The additional gain on the sale of mortgage loans in 2001 was solely attributable to the sale of a select group of older mortgage loans originated through the construction process in previous years. Additionally, the year 2002 included a $42,000 loss on the sale of investment securities compared to a $119,000 gain in 2001.

Noninterest Expense – Ongoing attention to expense control is part of the corporate culture. As a result, increased expenses are primarily related to the impact of the Acadiana acquisition which was completed in the first quarter of 2003 and infrastructure improvements throughout the Company. Noninterest expense includes costs related to salary and employee benefits, occupancy and equipment, communication and delivery, marketing and business development, amortization of acquisition intangibles and other expenses. Noninterest expense amounted to $50.6 million, $44.0 million and $41.7 million for the three years ended December 31, 2003, 2002 and 2001, respectively. The principal reason for the $6.6 million, or 15.0%, increase in noninterest expense for 2003 compared to 2002 was an increase in salaries and employee benefits of $3.5 million, or 15.3%, due largely to the increased staffing levels associated with the Acadiana acquisition and management's commitment to hire strategically and compensate competitively across the markets. In addition, the Company also experienced a rising cost of employee benefits due in part to the increased market value of the Company's common stock as it relates to the Company's ESOP amounting to $332,000. Other expense increases included $841,000 in building and occupancy expense, $538,000 in amortization of acquisition intangibles related to the Acadiana acquisition, $405,000 in the franchise and share tax assessments, $249,000 in marketing and business development expense, $211,000 in communication and delivery expense, $207,000 in data processing expense, primarily as a result of technology improvements, $158,000 in printing and supplies expense, and $379,000 in legal and professional expense. Additionally, the Company recorded a prepayment penalty of $236,000 on the early retirement of long-term debt outstanding at the FHLB of Dallas. Other net noninterest expenses increased $935,000. Such increases were partially offset by a $1.1 million decrease in OREO related charges due to a reduced level of OREO properties and writedowns.

The principal reason for the $2.3 million, or 5.6%, increase in noninterest expense for 2002 compared to 2001 was an increase in salaries and employee benefits of $1.9 million, or 8.9%. This was due in part to improving the delivery system across the state, management's commitment to improve overall staffing and competitive compensation across the markets. In addition, the Company also experienced a rising cost associated with employee benefits due in part to the increased market value of the Company's common stock as it relates to the Company's ESOP amounting to $383,000. Other expense increases included $324,000 in the franchise and share tax assessments, $130,000 in marketing and business development expense, $200,000 in data processing expense, primarily as a result of improvements in technology, $686,000 in legal and professional expense, and $1.3 million in OREO related charges, primarily related to writedowns. Other net noninterest expenses increased by $635,000. Such increases were partially offset by a $66,000, or 8.8%, decrease in printing and supplies expense, and a pre-tax decrease of $2,751,000 from non-amortization of goodwill as a result of adopting FAS 142.

Income Taxes - For the years ended December 31, 2003, 2002 and 2001 the Company incurred income tax expense of $10.2 million, $8.8 million and $8.2 million, respectively. The Company's effective tax rate amounted to 30.3%, 32.2% and 36.2% during 2003, 2002 and 2001, respectively. The difference between the effective tax rate and the statutory tax rate primarily relates to variances in items that are either nontaxable or non-deductible, primarily the effect of tax-exempt income, the non-deductibility of part of the amortization of acquisition intangibles, and the non-deductible portion of the ESOP compensation expense. The change in the effective rate for 2002 was mainly attributable to the elimination of the non-deductible portion of goodwill upon the adoption of FAS 142 and additional tax-exempt income. For more information, see Note 12 of the Consolidated Financial Statements.

CAPITAL RESOURCES

Federal regulations impose minimum regulatory capital requirements on all institutions with deposits insured by the Federal Deposit Insurance Corporation. The FRB imposes similar capital regulations on bank holding companies. Compliance with bank and bank-holding company regulatory capital requirements, which include leverage and risk-based capital guidelines, are monitored by the Company on an ongoing basis. Under the risk-based capital method, a risk weight is assigned to balance sheet and off-balance sheet items based on regulatory guidelines. At December 31, 2003, the Company exceeded all regulatory capital ratio requirements with a Tier 1 leverage capital ratio of 7.50%, a Tier 1 risk-based capital ratio of 10.94% and a total risk-based capital ratio of 12.20%. At December 31, 2003, IBERIABANK (the "Bank") exceeded all regulatory capital ratio requirements with a Tier 1 leverage capital ratio of 7.01%, a Tier 1 risk-based capital ratio of 10.20% and a total risk-based capital ratio of 11.45%.



Regulatory Capital
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
4.00%
7.01%
7.50%
4.00%
10.20%
10.94%
8.00%
11.45%
12.20%
Tier 1 leverage ratio
Tier 1 risk-based ratio
Total risk-based ratio
Required
IBERIABANK
IBERIABANK Corp

In addition, the Company issued junior subordinated debt totaling $20.6 million, which may be included in Tier 1 capital up to 25% of the total of the Company's core capital elements, including the junior subordinated debt. For additional information, see Note 10 of the Consolidated Financial Statements.

LIQUIDITY

The Company's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The Company manages its liquidity with the objective of maintaining sufficient funds to respond to the needs of depositors and borrowers and to take advantage of earnings enhancement opportunities. The primary sources of funds for the Company are deposits, borrowings, repayments and maturities of loans and investment securities, securities sold under agreements to repurchase, as well as funds provided from operations. Certificates of deposit scheduled to mature in one year or less at December 31, 2003 totaled $386.8 million. Based on past experience, management believes that a significant portion of maturing deposits will remain with the Company. Additionally, the majority of the investment security portfolio is classified by the Company as available-for-sale which provides the ability to liquidate securities as needed. Due to the relatively short planned duration of the investment security portfolio, the Company continues to experience significant cash flows on a normal basis.

While scheduled cash flows from the amortization and maturities of loans and securities are relatively predictable sources of funds, deposit flows and prepayments of loan and investment securities are greatly influenced by general interest rates, economic conditions and competition. The FHLB of Dallas provides an additional source of liquidity to make funds available for general requirements and also to assist with the variability of less predictable funding sources. At December 31, 2003, the Company had $278.7 million of outstanding advances from the FHLB of Dallas. Additional advances available at December 31, 2003 from the FHLB of Dallas amounted to $158.3 million. The Company and the Bank also have various funding arrangements with commercial banks providing up to $65 million in the form of federal funds and other lines of credit. At December 31, 2003, there was no balance outstanding on these lines and all of the funding was available to the Company.

Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits. On a longer-term basis, the Company maintains a strategy of investing in various lending and investment security products. The Company uses its sources of funds primarily to meet its ongoing commitments and fund loan commitments. The Company has been able to generate sufficient cash through its deposits as well as borrowings and anticipates it will continue to have sufficient funds to meet its liquidity requirements.

ASSET/ LIABILITY MANAGEMENT AND MARKET RISK

The principal objective of the Company's asset and liability management function is to evaluate the interest rate risk included in certain balance sheet accounts, determine the appropriate level of risk given the Company's business focus, operating environment, capital and liquidity requirements and performance objectives, establish prudent asset concentration guidelines and manage the risk consistent with Board approved guidelines. Through such management, the Company seeks to reduce the vulnerability of its operations to changes in interest rates. The Company's actions in this regard are taken under the guidance of the Asset/Liability Committee ("ALCO"), which is comprised of members of the Company's senior management. ALCO normally meets monthly to review, among other things, the sensitivity of the Company's assets and liabilities to interest rate changes, local and national market conditions and interest rates. In connection therewith, ALCO generally reviews the Company's liquidity, cash flow needs, maturities of investments, deposits, borrowings and capital position.

The objective of interest rate risk management is to control the effects that interest rate fluctuations have on net interest income and on the net present value of the Company's earning assets and interest-bearing liabilities. Management and the Board are responsible for managing interest rate risk and employing risk management policies that monitor and limit this exposure. Interest rate risk is measured using net interest income simulation and asset/liability net present value sensitivity analyses. The Company uses financial modeling to measure the impact of changes in interest rates on the net interest margin and predict market risk. Estimates are based upon numerous assumptions including the nature and timing of interest rate levels including yield curve shape, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment/replacement of asset and liability cash flows and others. These analyses provide a range of potential impacts on net interest income and portfolio equity caused by interest rate movements.

Included in ALCO modeling are instantaneous parallel rate shifts scenarios, which are utilized to establish exposure limits. These scenarios are known as "rate shocks" because all rates are modeled to change instantaneously by the indicated shock amount, rather than a gradual rate shift over a period of time that has traditionally been more realistic. As of December 31, 2003, the simulation of these shocks indicated that an instantaneous and sustained 200 basis point rise in rates would decrease net interest income over the following 12 months by approximately 1.3%, while a 200 point decline in rates would decrease net interest income over the following 12 months by approximately 3.0% from an unchanged rate environment. For the same period, the model indicated that an instantaneous and sustained 100 basis point rise in rates would increase net interest income over the following 12 months by approximately 0.5%, while a 100 point decline in rates would decrease net interest income over the following 12 months by approximately 0.3% from an unchanged rate environment. Computations of interest rate risk under these scenarios do not necessarily include certain actions that management may undertake to manage this risk in response to anticipated changes in interest rates.

The rate environment is a function of the monetary policy of the FRB. The principal tools of the FRB for implementing monetary policy are open market operations, or the purchases and sales of U.S. Treasury and federal agency securities. The FRB's objective for open market operations has varied over the years, but the focus has gradually shifted toward attaining a specified level of the federal funds rate to achieve the long-run goals of price stability and sustainable economic growth. The federal funds rate is the basis for overnight funding and drives the short end of the yield curve. Longer maturities are influenced by FRB purchases and sales and also expectations of monetary policy going forward. The FRB has continued to reduce the targeted level for the federal funds rate since the beginning of 2001, reaching an all-time low of 1.00% in mid-2003 and maintaining this target for the remainder of 2003. Although each FRB rate reduction becomes more challenging to offset, deposit rate reductions and less aggressive repricing of the maturing certificate of deposit portfolio in the current low rate environment has allowed the Company to reduce funding costs at this time and thereby offset the negative impact of recent FRB rate movements. Although management believes that the Company is not significantly affected by changes in interest rates over an extended period of time, a continued period of low interest rates will exert downward pressure on the net interest margin and net interest income. The Company is most impacted at this time by the overall low level of rates and limited ability to reduce transaction and limited-transaction deposit accounts rates further. Under traditional measures of interest rate gap positions, the Company has shifted to a moderately liability sensitive position in the short-term.

As part of its asset/liability management strategy, the Company has emphasized the origination of commercial and consumer loans, which typically have shorter terms than residential mortgage loans and/or adjustable or variable rates of interest. The majority of fixed-rate, long-term residential loans were sold in the secondary market during 2003 and 2002 to avoid assumption of the rate risk associated with longer duration assets in the current low rate environment. As of December 31, 2003, $435.9 million, or 30.9%, of the Company's total loan portfolio had adjustable interest rates.

The Company's strategy with respect to liabilities in recent periods has been to emphasize transaction accounts, particularly noninterest bearing transaction accounts, which are not as sensitive to changes in interest rates as certificates of deposit. At December 31, 2003, 62.3% of the Company's deposits were in transaction and limited-transaction accounts, compared to 61.2% at December 31, 2002. Noninterest bearing transaction accounts totaled 11.9% of total deposits at December 31, 2003, compared to 12.8% of total deposits at December 31, 2002.

As part of an overall interest rate risk management strategy, off-balance sheet derivatives may also be used as an efficient way to modify the repricing or maturity characteristics of on-balance sheet assets and liabilities. Management may from time to time engage in interest rate swaps to effectively manage interest rate risk. As of December 31, 2003, the Company had no derivatives other than interest-rate swaps accounted for as cash-flow hedges, all of which met the criteria to be classified as effective hedges. Through these instruments, interest rate risk is managed by hedging with an interest rate swap contract designed to pay fixed and receive floating interest. The interest rate swaps of the Company were executed to modify net interest sensitivity to levels deemed appropriate.

OTHER OFF-BALANCE SHEET ACTIVITIES

In the normal course of business, the Company is a party to a number of activities that contain credit, market and operational risk that are not reflected in whole or in part in the Company's consolidated financial statements. Such activities include traditional off-balance sheet credit-related financial instruments, commitments under operating leases and long-term debt. The Company provides customers with off-balance sheet credit support through loan commitments, lines of credit and standby letters of credit. Many of the unused commitments are expected to expire unused or be only partially used; therefore, the total amount of unused commitments does not necessarily represent future cash requirements. The Company anticipates it will continue to have sufficient funds together with available borrowings to meet its current commitments. At December 31, 2003, the total approved loan commitments outstanding amounted to $30.9 million. At the same date, commitments under unused lines of credit, including credit card lines, amounted to $266.3 million. Included in these totals are commercial commitments amounting to $155.8 million as shown in Table 9 below.

TABLE 9 - COMMERCIAL COMMITMENT EXPIRATION PER PERIOD

(dollars in thousands)	Less Than 1 Year	1 – 3 Years	4 – 5 Years	Over 5 Years	Total
Unused commercial lines of credit	$ 115,538	$ 12,650	$ -	$ 699	$ 128,887
Unused loan commitments	24,453	-	-	-	24,453
Standby letters of credit	2,400	88	-	-	2,488
Total	$ 142,391	$ 12,738	$ -	$ 699	$ 155,828

The Company has entered into a number of long-term leasing arrangements to support the ongoing activities of the Company. The required payments under such commitments and long-term debt at December 31, 2003 are shown in Table 10 below.

TABLE 10 – LONG-TERM LEASES AND LONG-TERM DEBT COMMITMENTS

(dollars in thousands)	2004	2005	2006	2007	2008	2009 and After	Total
Operating leases	$ 838	$ 685	$ 435	$ 259	$ 213	$ 683	$ 3,113
Long-term debt	-	250	2,000	22,310	29,310	102,421	156,291
Total	$ 838	$ 935	$ 2,435	$ 22,569	$ 29,523	$ 103,104	$ 159,404

IMPACT OF INFLATION AND CHANGING PRICES

The consolidated financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of the Company's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on the Company's performance than does the effect of inflation. Although fluctuation in interest rates are neither completely predictable nor controllable, the Company regularly monitors its interest rate position and oversees its financial risk management by establishing policies and operating limits. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates. Although not as critical to the banking industry as to other industries, inflationary factors may have some impact on the Company's growth, earnings, total assets and capital levels. Management does not expect inflation to be a significant factor in 2004.

ACQUISITION ACTIVITIES

On February 28, 2003, the Company completed its acquisition of Acadiana Bancshares, Inc. ("Acadiana"), holding company of LBA Savings Bank. As consideration the Company issued 981,821 shares of common stock and paid approximately $9.8 million in cash to Acadiana shareholders. In accordance with FAS No. 141, the transaction was accounted for as a purchase. This acquisition enhances the Company's position as a leading financial services provider in its primary market base area and in the state of Louisiana. For further information, see Note 2 to the Consolidated Financial Statements and the Company's Current Report filed on Form 8-K dated February 28, 2003.

The consolidated statement of income includes the results of operations for Acadiana from the acquisition date. The transaction resulted in $24.1 million of goodwill, $4.0 million of core deposit intangibles and $313,000 of other intangibles. The amount allocated to the core deposit intangible was determined by an independent valuation and is being amortized over the estimated useful life of eight years using a double declining method. The amount allocated to other intangibles represents the estimated value assigned to mortgage servicing rights and is being amortized over an estimated useful life of seven years using the interest method.

In the acquisition, shareholders of Acadiana received total consideration of $39.38 per outstanding share of Acadiana common stock in a combination of the Company's common stock and cash.

On February 29, 2004, the Company acquired all of the outstanding stock of Alliance Bank ("Alliance") for 287,285 shares of the Company's common stock valued at $15.5 million. The transaction is accounted for under the purchase method of accounting. The acquisition expands the Company's presence into Baton Rouge, Louisiana. At December 31, 2003, total assets of Alliance were $76.1 million, including $53.8 million in loans receivable and $18.3 million in investment securities. Total deposits at such date were $65.1 million.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

(dollars in thousands, except per share data)	Years Ended December 31, 2003	2002	2001	2000	1999
Balance Sheet Data					
Total assets	$ 2,115,811	$ 1,570,588	$ 1,426,825	$ 1,396,162	$ 1,363,578
Cash and cash equivalents	69,571	63,775	51,681	34,541	47,713
Loans receivable	1,412,349	1,044,492	956,015	940,525	842,878
Investment securities	479,622	368,122	321,907	344,545	384,881
Goodwill and acquisition intangibles	62,786	35,401	35,644	38,796	42,063
Deposit accounts	1,589,106	1,242,232	1,237,394	1,143,187	1,100,014
Borrowings	318,881	172,261	43,776	114,843	135,053
Shareholders' equity	195,169	139,598	134,417	127,042	117,189
Book value per share [1]	$ 29.28	$ 24.88	$ 23.03	$ 20.99	$ 18.62
Tangible book value per share [1] [2]	19.86	18.57	16.92	14.58	11.94

(dollars in thousands, except per share data)	Years Ended December 31, 2003	2002	2001	2000	1999
Income Statement Data					
Interest income	$ 96,562	$ 87,552	$ 100,368	$ 103,966	$ 95,029
Interest expense	28,929	27,958	46,018	52,730	45,380
Net interest income	67,633	59,594	54,350	51,236	49,649
Provision for loan losses	6,300	6,197	5,046	3,861	2,836
Net interest income after provision for loan losses	61,333	53,397	49,304	47,375	46,813
Noninterest income	23,064	17,866	15,144	12,818	13,735
Noninterest expense	50,629	44,032	41,711	39,704	44,881
Income before income taxes	33,768	27,231	22,737	20,489	15,667
Income taxes	10,216	8,778	8,229	7,514	6,138
Net income	$ 23,552	$ 18,453	$ 14,508	$ 12,975	$ 9,529
Earnings per share – basic	$ 3.71	$ 3.26	$ 2.48	$ 2.14	$ 1.55
Earnings per share – diluted	3.42	3.02	2.36	2.12	1.53
Cash earnings per share – diluted	3.49	3.06	2.76	2.54	1.95
Cash dividends per share	0.90	0.76	0.70	0.66	0.63

	At or For the Years Ended December 31,				
	2003	2002	2001	2000	1999
Key Ratios [3]					
Return on average assets	1.20 %	1.26 %	1.02 %	0.94 %	0.70 %
Return on average equity	13.05	13.12	10.83	10.75	7.84
Return on average tangible equity [2]	19.57	17.78	17.51	19.32	15.68
Equity to assets at end of period	9.22	8.89	9.42	9.10	8.59
Earning assets to interest-bearing liabilities	113.87	116.35	116.83	114.66	112.83
Interest rate spread [4]	3.67	4.19	3.54	3.36	3.50
Net interest margin (TE) [4] [5]	3.89	4.53	4.12	3.95	3.96
Noninterest expense to average assets	2.58	3.01	2.94	2.87	3.31
Efficiency ratio [6]	55.82	56.85	60.02	61.99	70.81
Tangible efficiency ratio (TE) [2] [5]	52.96	55.03	55.03	56.72	65.29
Dividend payout ratio	25.37	23.68	28.71	31.42	41.88
Asset Quality Data					
Nonperforming assets to total assets at end of period [7]	0.34 %	0.42 %	0.91 %	0.57 %	0.24 %
Allowance for loan losses to nonperforming loans at end of period [7]	355.92	301.64	159.86	135.78	279.25
Allowance for loan losses to total loans at end of period	1.29	1.25	1.16	1.09	1.04
Consolidated Capital Ratios					
Tier 1 leverage capital ratio	7.50 %	7.62 %	6.95 %	6.67 %	6.26 %
Tier 1 risk-based capital ratio	10.94	10.66	9.96	10.05	9.42
Total risk-based capital ratio	12.20	11.89	11.09	11.19	10.43

(1) Shares used for book value purposes exclude shares held in treasury and unreleased shares held by the Employee Stock Ownership Plan at the end of the period.

(2) Tangible calculations eliminate the effect of goodwill and acquisition related intangible assets and the corresponding amortization expense on a tax-effected basis where applicable.

(3) With the exception of end-of-period ratios, all ratios are based on average daily balances during the respective periods.

(4) Interest rate spread represents the difference between the weighted average yield on earning assets and the weighted average cost of interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average earning assets.

(5) Fully taxable equivalent (TE) calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.

(6) The efficiency ratio represents noninterest expense as a percentage of total revenues. Total revenues is the sum of net interest income and noninterest income.

(7) Nonperforming loans consist of nonaccruing loans and loans 9 0 days or more past due. Nonperforming assets consist of nonperforming loans and repossessed assets.

REPORT OF CASTAING HUSSEY & LOLAN, LLC
INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
IBERIABANK Corporation

We have audited the accompanying consolidated balance sheets of IBERIABANK Corporation and Subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IBERIABANK Corporation and Subsidiary as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with U. S. generally accepted accounting principles.

Castaing, Hussey & Lolan, LLC

New Iberia, Louisiana
February 13, 2004, except for
Note 2 as to which the
date is February 29, 2004

IBERIABANK CORPORATION AND SUBSIDIARY
Consolidated Balance Sheets
December 31, 2003 and 2002

(dollars in thousands, except share data)	2003	2002
Assets		
Cash and due from banks	$ 48,849	$ 36,555
Interest-bearing deposits in banks	20,722	27,220
Total cash and cash equivalents	69,571	63,775
Securities available for sale, at fair value	426,130	309,636
Securities held to maturity, fair values of $55,207 and $60,600, respectively	53,492	58,486
Mortgage loans held for sale	5,781	8,683
Loans, net of unearned income	1,412,349	1,044,492
Allowance for loan losses	(18,230)	(13,101)
Loans, net	1,394,119	1,031,391
Premises and equipment, net	31,992	18,161
Goodwill	59,523	35,401
Other assets	75,203	45,055
Total Assets	$ 2,115,811	$ 1,570,588
Liabilities		
Deposits:		
Noninterest-bearing	$ 189,786	$ 159,005
Interest-bearing	1,399,320	1,083,227
Total deposits	1,589,106	1,242,232
Short-term borrowings	162,590	96,803
Long-term debt	156,291	75,458
Other liabilities	12,655	16,497
Total Liabilities	1,920,642	1,430,990
Shareholders' Equity		
Preferred stock, $1 par value - 5,000,000 shares authorized	-	-
Common stock, $1 par value - 25,000,000 shares authorized; 8,362,492 and 7,380,671 shares issued, respectively	8,362	7,381
Additional paid-in-capital	114,674	72,769
Retained earnings	119,967	102,390
Unearned compensation	(2,668)	(2,690)
Accumulated other comprehensive income	183	712
Treasury stock at cost - 1,644,034 and 1,667,842 shares, respectively	(45,349)	(40,964)
Total Shareholders' Equity	195,169	139,598
Total Liabilities and Shareholders' Equity	$ 2,115,811	$ 1,570,588

The accompanying Notes to Consolidated Financial Statements are an integral part of these Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARY
Consolidated Statements of Income
Years Ended December 31, 2003, 2002 and 2001

(dollars in thousands, except per share data)	2003	2002	2001
Interest and Dividend Income			
Loans, including fees	$ 79,217	$ 71,153	$ 79,265
Mortgage loans held for sale, including fees	893	362	682
Investment securities:			
Taxable interest	13,201	14,130	17,435
Tax-exempt interest	2,466	1,186	398
Other	785	721	2,588
Total interest and dividend income	96,562	87,552	100,368
Interest Expense			
Deposits	21,034	24,562	42,127
Short-term borrowings	1,428	613	617
Long-term debt	6,467	2,783	3,274
Total interest expense	28,929	27,958	46,018
Net interest income	67,633	59,594	54,350
Provision for loan losses	6,300	6,197	5,046
Net interest income after provision for loan losses	61,333	53,397	49,304
Noninterest Income			
Service charges on deposit accounts	11,683	9,984	8,054
ATM fee income	1,810	1,609	1,491
Gain on sale of loans, net	4,199	2,081	2,234
Gain on sale of assets	334	406	301
Gain (loss) on sale of investments, net	267	(42)	119
Other income	4,771	3,828	2,945
Total noninterest income	23,064	17,866	15,144
Noninterest Expense			
Salaries and employee benefits	26,585	23,066	21,187
Occupancy and equipment	6,273	5,432	5,439
Communication and delivery	2,762	2,551	2,510
Franchise and shares tax	2,086	1,681	1,357
Data processing	1,663	1,456	1,256
Marketing and business development	1,255	1,006	876
Printing, stationery and supplies	845	687	753
Amortization of acquisition intangibles	781	243	3,151
Other expenses	8,379	7,910	5,182
Total noninterest expense	50,629	44,032	41,711
Income before income tax expense	33,768	27,231	22,737
Income tax expense	10,216	8,778	8,229
Net Income	$ 23,552	$ 18,453	$ 14,508
Earnings per share - basic	$ 3.71	$ 3.26	$ 2.48
Earnings per share - diluted	$ 3.42	$ 3.02	$ 2.36

The accompanying Notes to Consolidated Financial Statements are an integral part of these Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARY
Consolidated Statements of Shareholders' Equity
Years Ended December 31, 2003, 2002 and 2001

(dollars in thousands, except share and per share data)	Common Stock	Additional Paid-In Capital	Retained Earnings	Unearned Compensation	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balance, December 31, 2000	$ 7,381	$ 69,231	$ 77,963	$ (4,654)	$ (2,293)	$ (20,586)	$ 127,042
Comprehensive income:							
Net income			14,508				14,508
Change in unrealized loss on securities available for sale, net of deferred taxes					3,032		3,032
Total comprehensive income							17,540
Cash dividends declared, $.70 per share			(4,165)				(4,165)
Reissuance of treasury stock under stock option plan, net of shares surrendered in payment, including tax benefit, 29,308 shares		155				197	352
Common stock released by ESOP trust		906		546			1,452
Common stock earned by participants of recognition and retention plan trust, including tax benefit		185		425			610
Treasury stock acquired at cost, 300,000 shares						(8,414)	(8,414)
Balance, December 31, 2001	7,381	70,477	88,306	(3,683)	739	(28,803)	134,417
Comprehensive income:							
Net income			18,453				18,453
Change in unrealized gain on securities available for sale, net of deferred taxes					1,157		1,157
Change in fair value of derivatives used for cash flow hedges, net of tax effect					(1,184)		(1,184)
Total comprehensive income							18,426
Cash dividends declared, $.76 per share			(4,369)				(4,369)
Reissuance of treasury stock under stock option plan, net of shares surrendered in payment, including tax benefit, 52,628 shares		645				483	1,128
Common stock released by ESOP trust		1,337		509			1,846
Common stock earned by participants of recognition and retention plan trust, including tax benefit		310		484			794
Treasury stock acquired at cost, 334,300 shares						(12,644)	(12,644)
Balance, December 31, 2002	7,381	72,769	102,390	(2,690)	712	(40,964)	139,598
Comprehensive income:							
Net income			23,552				23,552
Change in unrealized gain on securities available for sale, net of deferred taxes					(993)		(993)
Change in fair value of derivatives used for cash flow hedges, net of tax effect					464		464
Total comprehensive income							23,023
Cash dividends declared, $.90 per share			(5,975)				(5,975)
Reissuance of treasury stock under stock option plan, net of shares surrendered in payment, including tax benefit, 127,068 shares		1,653				1,340	2,993
Common stock released by ESOP trust		1,768		473			2,241
Common stock earned by participants of recognition and retention plan trust, including tax benefit		458		613			1,071
Common stock issued for recognition and retention plan		612		(1,064)		452	-
Common stock issued for acquisition	981	37,414					38,395
Treasury stock acquired at cost, 127,400 shares						(6,177)	(6,177)
Balance, December 31, 2003	$ 8,362	$ 114,674	$ 119,967	$ (2,668)	$ 183	$ (45,349)	$ 195,169

The accompanying Notes to Consolidated Financial Statements are an integral part of these Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARY
Consolidated Statements of Cash Flows
Years Ended December 31, 2003, 2002 and 2001

(dollars in thousands)	2003	2002	2001
Cash Flows from Operating Activities			
Net income	$ 23,552	$ 18,453	$ 14,508
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	4,112	3,872	6,440
Provision for loan losses	6,300	6,197	5,046
Noncash compensation expense	2,710	2,217	1,717
Gain on sale of assets	(414)	(391)	(256)
(Gain) Loss on sale of investments	(267)	42	(119)
Amortization of premium/discount on investments	5,790	2,491	722
Current provision for deferred income taxes	216	(678)	107
Net change in loans held for sale	6,475	7,184	(12,520)
Other operating activities, net	(10,531)	(2,651)	(13,891)
Net Cash Provided by Operating Activities	37,943	36,736	1,754
Cash Flows from Investing Activities			
Proceeds from sales of securities available for sale	100,452	26,288	118,851
Proceeds from maturities, prepayments and calls of securities available for sale	145,731	162,094	56,601
Purchases of securities available for sale	(328,222)	(278,370)	(122,332)
Proceeds from maturities, prepayments and calls of securities held to maturity	30,529	48,096	20,212
Purchases of securities held to maturity	(8,119)	(4,855)	(46,277)
Proceeds from sale of loans	26,913	-	-
Increase in loans receivable, net	(209,959)	(100,122)	(26,875)
Proceeds from sale of premises and equipment	880	160	1,181
Purchases of premises and equipment	(8,381)	(1,582)	(1,256)
Proceeds from disposition of real estate owned	1,881	4,304	1,579
Cash received in excess of cash paid in acquisition	21,120	-	-
Cash paid in excess of cash received on branch sale	-	(5,999)	-
Other investing activities, net	(5,030)	(4,101)	2,674
Net Cash (Used in) Provided by Investing Activities	(232,205)	(154,087)	4,358
Cash Flows from Financing Activities			
Increase in deposits	137,915	16,969	94,207
Net change in short-term borrowings	64,461	84,464	(41,661)
Proceeds from long-term debt	20,000	52,000	-
Repayments of long-term debt	(12,535)	(7,979)	(29,406)
Dividends paid to shareholders	(5,185)	(4,066)	(3,981)
Proceeds from sale of treasury stock for stock options exercised	1,770	701	283
Costs of issuance of common stock in acquisition	(191)	-	-
Payments to repurchase common stock	(6,177)	(12,644)	(8,414)
Net Cash Provided by Financing Activities	200,058	129,445	11,028
Net Increase In Cash and Cash Equivalents	5,796	12,094	17,140
Cash and Cash Equivalents at Beginning of Period	63,775	51,681	34,541
Cash and Cash Equivalents at End of Period	$ 69,571	$ 63,775	$ 51,681
Supplemental Schedule of Noncash Activities			
Acquisition of real estate in settlement of loans	$ 1,702	$ 1,550	$ 7,217
Common stock issued in acquisition	$ 38,586	$ -	$ -
Exercise of stock options with payment in company stock	$ 798	$ 495	$ 521
Supplemental Disclosures			
Cash paid for:			
Interest on deposits and borrowings	$ 30,023	$ 29,170	$ 47,369
Income taxes, net	$ 8,665	$ 8,825	$ 8,350

The accompanying Notes to Consolidated Financial Statements are an integral part of these Financial Statements.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES:

NATURE OF OPERATIONS: IBERIABANK Corporation, (the "Company") is a Louisiana corporation that serves as the bank holding company for IBERIABANK, (the "Bank") a Louisiana chartered state commercial bank. Through the Bank, the Company offers commercial and retail products and services to customers throughout the state, including south central Louisiana, north Louisiana and the greater New Orleans area. Management of the Company monitors the revenue streams of the various products, services and markets; however, operations are managed and financial performance is evaluated on a company-wide basis. Accordingly, all of the Company's banking operations are considered by management to be aggregated in one reportable operating segment.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of IBERIABANK Corporation and its wholly owned subsidiary, IBERIABANK, as well as all of the Bank's subsidiaries, Iberia Financial Services, LLC, Acadiana Holdings, LLC, Jefferson Insurance Corporation, Metro Service Corporation, Finesco, LLC and IBERIABANK Insurance Services, LLC. All significant intercompany balances and transactions have been eliminated in consolidation.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. A material estimate that is susceptible to significant change in the near term is the allowance for loan losses.

CONCENTRATION OF CREDIT RISKS: Most of the Company's business activity is with customers located within the State of Louisiana. The Company's lending activity is concentrated in the Company's three market areas in Louisiana. The Company in recent years has emphasized originations of commercial loans, private banking mortgage loans and indirect automobile loans. Repayment of loans is expected to come from cash flow of the borrower. Losses are limited by the value of the collateral upon default of the borrowers.

CASH AND CASH EQUIVALENTS: For purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as cash, interest-bearing deposits and noninterest-bearing demand deposits at other financial institutions. The Bank is required to maintain average balances on hand or with the Federal Reserve Bank. At December 31, 2003 and 2002, these reserve balances amounted to $15,829,000 and $2,437,000, respectively.

INVESTMENT SECURITIES: Debt securities that management has the ability and intent to hold to maturity are classified as held to maturity and carried at cost, adjusted for amortization of premiums and accretion of discounts using methods approximating the interest method. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as available for sale and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Declines in the value of individual held to maturity and available for sale securities below their cost that are other than temporary are included in earnings as realized losses. The cost of securities sold is recognized using the specific identification method.

MORTGAGE LOANS HELD FOR SALE: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

LOANS: Loans receivable are stated at the unpaid principal balances, less the allowance for loan losses and net deferred loan origination fees and unearned discounts. Interest income on loans is accrued over the term of the loans based on the principal balance outstanding. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield, using the interest method.

The accrual of interest on commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Mortgage, credit card and other personal loans are typically charged off to net collateral value, less cost to sell, no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

In general, all interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis method or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is established as losses are estimated to have occurred through a provision charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. Changes in the allowance related to impaired loans are charged or credited to the provision for loan losses.

The allowance for loan losses is maintained at a level which, in management's opinion, is adequate to absorb credit losses inherent in the portfolio. The amount of the allowance is based on management's evaluation of various factors, including the collectibility of the loan portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as doubtful, substandard or special mention. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. The impairment loss is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer, residential and small business loans for impairment disclosures.

CREDIT RELATED FINANCIAL INSTRUMENTS: In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under credit card arrangements, commercial letters of credit and standby letters of credit. Such financial instruments are recorded when they are funded.

LOAN SERVICING: Mortgage servicing rights are recognized on loans sold where the institution retains the servicing rights. Capitalized mortgage servicing rights are reported in other assets and are amortized into non-interest income. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate.

FORECLOSED PROPERTY: Real estate and other assets acquired in settlement of loans are recorded at the balance of the loan or at estimated fair value less estimated selling costs, whichever is less, at the date acquired. Subsequent to foreclosure, management periodically performs valuations and the assets are carried at the lower of cost or fair value less estimated selling costs. Revenue and expenses from operations, gain or loss on sale and changes in the valuation allowance are included in net expenses from foreclosed assets. There was no allowance for losses on foreclosed property at December 31, 2003 and 2002.

PREMISES AND EQUIPMENT: Land is carried at cost. Buildings and equipment are carried at cost, less accumulated depreciation computed on a straight line basis over the estimated useful lives of 15 to 40 years for buildings and 5 to 10 years for furniture, fixtures and equipment.

GOODWILL: Goodwill is accounted for in accordance with Statement of Financial Accounting Standards ("FAS") No. 142, *Goodwill and Other Intangible Assets*, and accordingly is not amortized but is evaluated at least annually for impairment. Prior to the adoption of FAS 142 on January 1, 2002, goodwill was amortized over periods ranging from 15 to 25 years using the straight-line method.

TRANSFERS OF FINANCIAL ASSETS: Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when 1) the assets have been isolated from the Company, 2) the transferee obtains the right, free of conditions that constrain it from taking advantage of that right, to pledge or exchange the transferred assets, and 3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

INCOME TAXES: The Company and all subsidiaries file a consolidated federal income tax return on a calendar year basis. Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

DERIVATIVE FINANCIAL INSTRUMENTS: The Company may enter into derivative contracts for the purposes of managing exposure to interest rate risk or to meet the financing needs of its customers. In accordance with FAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended, all derivatives are required to be recorded on the balance sheet at fair value.

The Company utilizes interest rate swap agreements to convert a portion of its variable-rate debt to a fixed rate (cash flow hedge). Interest rate swaps are contracts in which a series of interest rate flows are exchanged over a prescribed period. The notional amount on which the interest payments are based is not exchanged.

For derivatives designated as hedging the exposure to changes in the fair value of an asset or liability (fair value hedge), the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain to the hedged item attributable to the risk being hedged. Earnings will be affected to the extent to which the hedge is not effective in achieving offsetting changes in fair value. For derivatives designated as hedging exposure to variable cash flows of a forecasted transaction (cash flow hedge), the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings or when the hedge is terminated. The ineffective portion of the gain or loss is reported in earnings immediately. For derivatives that are not designated as hedging instruments, changes in the fair value of the derivatives are recognized in earnings immediately.

In applying hedge accounting for derivatives, the Company establishes a method for assessing the effectiveness of the hedging derivative and a measurement approach for determining the ineffective aspect of the hedge upon the inception of the hedge. These methods are consistent with the Company's approach to managing risk.

STOCK COMPENSATION PLANS: FAS No. 123, *Accounting for Stock-Based Compensation*, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. It also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion ("APB") No. 25, *Accounting for Stock Issued to Employees*, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option plans generally have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided proforma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied. See Note 15 for additional information on the Company's stock compensation plans.

EARNINGS PER COMMON SHARE: Basic earnings per share represents income available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate to outstanding stock options and unvested restricted stock, and are determined using the treasury stock method.

COMPREHENSIVE INCOME: Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

SEGMENT INFORMATION: FAS No. 131, *Disclosures about Segments of an Enterprise and Related Information,* requires the reporting of information about a company's operating segments using a "management approach." The Statement requires that reportable segments be identified based upon those revenue-producing components for which separate financial information is produced internally and are subject to evaluation by the chief operating decision maker in deciding how to allocate resources to segments.

The Company has evaluated its potential operating segments against the criteria specified in the Statement and has determined that no operating segment disclosures are required in 2003, 2002 or 2001.

EFFECTS OF NEW ACCOUNTING PRONOUNCEMENTS: In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45), which covers guarantees such as standby letters of credit, performance guarantees, and direct or indirect guarantees of the indebtedness of others, but not guarantees of funding. FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability in an amount equal to the fair value of the obligation undertaken in issuing the guarantee, and requires disclosure about the maximum potential payments that might be required, as well as the collateral or other recourse obtainable. The recognition and measurement provisions of FIN 45 were effective on a prospective basis after December 31, 2002, and its adoption has not had a significant effect on the Company's consolidated financial statements.

In December 2002, the FASB issued Statement No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure - an Amendment of FASB Statement No. 123.* The Statement amends FAS No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. The Statement also amends APB Opinion No. 28, *Interim Financial Reporting*, to require disclosure about those effects in interim financial information. The Company currently does not account for its stock options under FAS 123/148.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN 46), which establishes guidance for determining when an entity should consolidate another entity that meets the definition of a variable interest entity. FIN 46 requires a variable interest entity to be consolidated by a company if that company will absorb a majority of the expected losses, will receive a majority of the expected residual returns, or both.
Transferors to qualified special-purpose entities ("QSPEs") and certain other interests in a QSPE are not subject to the requirements of FIN 46. On December 17, 2003, the FASB revised FIN 46 (FIN 46R) and deferred the effective date of FIN 46 to no later than the end of the first reporting period that ends after March 15, 2004, however, for

special-purpose entities the Company would be required to apply FIN 46 as of December 31, 2003. As a result of the Interpretation, the Company deconsolidated Junior Subordinated Deferrable Interest Debentures during 2003.

In April 2003, the FASB issued FAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*. This Statement amends FAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under FAS No. 133. This Statement is effective for contracts entered into or modified after June 30, 2003, except in certain circumstances, and for hedging relationships designated after June 30, 2003. This Statement did not have a material effect on the Company's consolidated financial statements.

In May 2003, the FASB issued FAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*. This Statement provides new rules on the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. Such financial instruments include mandatorily redeemable shares, instruments that require the issuer to buy back some of its shares in exchange for cash or other assets, or obligations that can be settled with shares, the monetary value of which is fixed. Most of the guidance in FAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 30, 2003. This Statement had no effect on the Company's consolidated financial statements.

In December 2003, the FASB issued FAS No. 132 (revised 2003), *Employers' Disclosures about Pensions and Postretirement Benefits*. This Statement requires additional disclosures about the assets, obligations and cash flows of defined benefit pension and postretirement plans, as well as the expense recorded for such plans. This Statement had no effect on the Company's consolidated financial statements.

In December 2003, the Accounting Standards Executive Committee issued Statement of Position 03-3, *Accounting for Certain Loans or Debt Securities Acquired in a Transfer* ("SOP 03-3"). SOP 03-3 addressed accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. SOP 03-3 includes loans acquired in purchase business combinations, but does not apply to loans originated by the entity. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004 although earlier adoption is encouraged. The adoption of this new statement of position is not expected to have a material impact on the Company's consolidated financial statements.

RECLASSIFICATIONS: Certain reclassifications have been made to the 2001 and 2002 consolidated financial statements in order to conform to the classifications adopted for reporting in 2003.

NOTE 2 – ACQUISITION ACTIVITY:

The Company completed the acquisition of 100% of the outstanding stock of Acadiana Bancshares, Inc. ("Acadiana") at the close of business on February 28, 2003, in exchange for 981,821 shares valued at $38.6 million or $39.30 per share and $9.8 million in cash. The shares were valued by using the closing price of the Company's stock for the three days immediately prior to, and after, February 14, 2003, the earliest date that the number of shares to be issued was known. This acquisition enhances the Company's position as a leading financial services provider in its primary market base area and in the state of Louisiana.

The consolidated statement of income includes the results of operations for Acadiana from the acquisition date. The transaction resulted in $24.1 million of goodwill, $4.0 million of core deposit intangibles and $313,000 of other intangibles. The goodwill acquired is not tax deductible. The amount allocated to the core deposit intangible was determined by an independent valuation and is being amortized over the estimated useful life of eight years using a double declining method. The amount allocated to other intangibles represents the estimated value assigned to mortgage servicing rights and is being amortized over an estimated useful life of seven years using an interest method. In the acquisition, shareholders of Acadiana received total consideration of $39.38 per outstanding share of Acadiana common stock in a combination of the Company's common stock and cash. The combination was accounted for as a purchase with the purchase price allocated as follows:

(dollars in thousands)	Amount
Cash and due from banks	$ 30,901
Investment securities	58,912
Loans held for sale	3,573
Loans, net	189,570
Premises and equipment	8,719
Goodwill	24,122
Core deposit and other intangibles	4,357
Other assets	16,390
Deposits	(209,972)
Short-term borrowings	(1,326)
Long-term debt	(73,707)
Other liabilities	(3,173)
Total purchase price	$ 48,366

The results of operations of the Company subsequent to the acquisition date are included in the Company's consolidated statements of income. The following pro forma information for the years ended December 31, 2003 and 2002 reflects the Company's estimated consolidated results of operations as if the acquisition of Acadiana occurred at January 1 of the respective period, unadjusted for potential cost savings.

(dollars in thousands, except per share data)	2003	2002
Interest and dividend income	$ 99,143	$ 105,919
Interest expense	29,981	35,627
Net interest income	69,162	70,292
Provision for loan losses	6,300	6,197
Net interest income after provision for loan losses	62,862	64,095
Noninterest income	23,476	20,050
Noninterest expense	52,078	53,344
Income before income taxes	34,260	30,801
Income tax expense	10,176	10,045
Net income	$ 24,084	$ 20,756
Earnings per share – basic	$ 3.70	$ 3.12
Earnings per share – diluted	$ 3.42	$ 2.93

On February 29, 2004, the Company acquired all of the outstanding stock of Alliance Bank ("Alliance") for 287,285 shares of the Company's common stock valued at $15,496,000. The transaction is accounted for under the purchase method of accounting. The acquisition expands the Company's presence into Baton Rouge, Louisiana. At December 31, 2003, total assets of Alliance were $76,099,000, including $53,764,000 in loans receivable and $18,310,000 in investment securities. Total deposits at such date were $65,124,000.

NOTE 3 – INVESTMENT SECURITIES:

The amortized cost and fair values of investment securities, with gross unrealized gains and losses, consist of the following:

(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2003				
Securities available for sale:				
U.S. Government and federal agency obligations	$ 26,805	$ 147	$ -	$ 26,952
Obligations of state and political subdivisions	46,839	1,437	(26)	48,250
Mortgage backed securities	351,046	1,916	(2,091)	350,871
Marketable equity securities	51	6	-	57
Total securities available for sale	$ 424,741	$ 3,506	$ (2,117)	$ 426,130
Securities held to maturity:				
U.S. Government and federal agency obligations	$ 13,101	$ 232	$ (3)	$ 13,330
Obligations of state and political subdivisions	17,134	744	-	17,878
Mortgage backed securities	23,257	760	(18)	23,999
Total securities held to maturity	$ 53,492	$ 1,736	$ (21)	$ 55,207
December 31, 2002				
Securities available for sale:				
U.S. Government and federal agency obligations	$ 5,000	$ 157	$ -	$ 5,157
Obligations of state and political subdivisions	25,506	438	(37)	25,907
Mortgage backed securities	253,467	2,598	(425)	255,640
Other debt securities	15,441	265	(74)	15,632
Marketable equity securities	7,305	-	(5)	7,300
Total securities available for sale	$ 306,719	$ 3,458	$ (541)	$ 309,636
Securities held to maturity:				
U.S. Government and federal agency obligations	$ 10,000	$ 344	$ -	$ 10,344
Obligations of state and political subdivisions	17,285	327	(72)	17,540
Mortgage backed securities	31,201	1,515	-	32,716
Total securities held to maturity	$ 58,486	$ 2,186	$ (72)	$ 60,600

Securities with carrying values of $321,370,000 and $160,352,000 were pledged to secure public deposits and other borrowings at December 31, 2003 and 2002, respectively.

The amortized cost and estimated fair value by maturity of investment securities at December 31, 2003 are shown in the following table. Securities are classified according to their contractual maturities without consideration of principal amortization, potential prepayments or call options. Accordingly, actual maturities may differ from contractual maturities.

		Securities Available for Sale		Securities Held to Maturity	
(dollars in thousands)	Weighted Average Yield	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within one year or less	1.97%	$ 1,127	$ 1,130	$ -	$ -
One through five years	3.85	22,526	22,826	8,606	8,765
After five through ten years	3.79	134,496	135,056	11,261	11,436
Over ten years	4.23	266,541	267,061	33,625	35,006
Marketable equity securities	1.92	51	57	-	-
Totals	4.06%	$ 424,741	$ 426,130	$ 53,492	$ 55,207

Management evaluates securities for other-than-temporary impairment at least quarterly, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to 1) the length of time and the extent to which the fair value has been less than cost, 2) the financial condition and near-term prospects of the issuer, and 3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry analysts' reports.

Information pertaining to securities with gross unrealized losses at December 31, 2003, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	Less Than Twelve Months		Over Twelve Months	
(dollars in thousands)	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
Securities available for sale:				
Obligations of state and political subdivisions	$ (26)	$ 4,628	$ -	$ -
Mortgage backed securities	(2,029)	171,874	(62)	5,118
Total securities available for sale	$ (2,055)	$ 176,502	$ (62)	$ 5,118
Securities held to maturity:				
U.S. Government and federal agency obligations	$ (3)	$ 1,958	$ -	$ -
Mortgage backed securities	(18)	2,449	-	-
Total securities held to maturity	$ (21)	$ 4,407	$ -	$ -

At December 31, 2003, seventy-five debt securities have unrealized losses with aggregate depreciation of 1.20% from the Company's amortized cost basis. Two of the seventy-five securities have been in a continuous loss position for over twelve months. The two securities have an aggregate amortized cost basis and unrealized loss of $5,179,000 and $62,000, respectively. The unrealized losses for each of the seventy-five securities relate principally to market interest rate changes. As management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available for sale, no declines are deemed to be other than temporary.

The following is a summary of realized gains and losses from the sale of securities classified as available for sale, the tax benefit (provision) of which is calculated at the federal income tax rate of 35%.

	Years Ended December 31,		
(dollars in thousands)	2003	2002	2001
Realized gains	$ 648	$ 257	$ 184
Realized losses	(381)	(299)	(65)
Net realized gains (losses)	$ 267	$ (42)	$ 119

NOTE 4 – LOANS RECEIVABLE:

Loans receivable at December 31, 2003 and 2002 consists of the following:

(dollars in thousands)	2003	2002
Residential mortgage loans:		
Residential 1-4 family	$ 338,965	$ 207,130
Construction	50,295	16,470
Total residential mortgage loans	389,260	223,600
Commercial loans:		
Real estate	352,031	254,688
Business	201,020	159,339
Total commercial loans	553,051	414,027
Consumer loans:		
Indirect automobile	229,636	219,280
Home equity	174,740	122,799
Other	65,662	64,786
Total consumer loans	470,038	406,865
Total loans receivable	$ 1,412,349	$ 1,044,492

Loans receivable include approximately $435,901,000 and $301,623,000 of adjustable rate loans and $976,448,000 and $742,869,000 of fixed rate loans at December 31, 2003 and 2002, respectively. The amount of loans for which the accrual of interest has been discontinued totaled approximately $3,902,000 and $3,257,000 at December 31, 2003 and 2002, respectively.

A summary of changes in the allowance for loan losses for the years ended December 31, 2003, 2002 and 2001 is as follows:

(dollars in thousands)	2003	2002	2001
Balance, beginning of year	$ 13,101	$ 11,117	$ 10,239
Addition due to purchase transaction	2,439	-	-
Provision charged to operations	6,300	6,197	5,046
Loans charged-off	(4,782)	(4,782)	(4,673)
Recoveries	1,172	569	505
Balance, end of year	$ 18,230	$ 13,101	$ 11,117

The following is a summary of information pertaining to impaired loans as of December 31:

(dollars in thousands)		2003		2002
Impaired loans without a valuation allowance	$	-	$	-
Impaired loans with a valuation allowance		3,353		3,504
Total impaired loans	$	3,353	$	3,504
Valuation allowance related to impaired loans	$	728	$	304

(dollars in thousands)		2003		2002		2001
Average investment in impaired loans	$	3,534	$	3,651	$	7,561
Interest income recognized on impaired loans		211		236		230
Interest income recognized on a cash basis on impaired loans		170		240		230

As of December 31, 2003, the Company is also committed to lend an additional $134,000 to two customers whose loans are classified as impaired.

NOTE 5 – LOAN SERVICING:

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others were $27,340,000 and $16,094,000 at December 31, 2003 and 2002, respectively. Custodial escrow balances maintained in connection with the foregoing portfolio of loans serviced for others, and included in demand deposits, were approximately $76,000 and $58,000 at December 31, 2003 and 2002, respectively.

The balance of mortgage servicing rights was $279,000 and $122,000 at December 31, 2003 and 2002, respectively. The increase in mortgage servicing rights is the result of the acquisition of Acadiana.

NOTE 6 – PREMISES AND EQUIPMENT:

Premises and equipment at December 31, 2003 and 2002 is summarized as follows:

(dollars in thousands)		2003		2002
Land	$	4,921	$	3,379
Buildings		24,825		15,767
Furniture, fixtures and equipment		19,433		14,418
Total premises and equipment		49,179		33,564
Less accumulated depreciation		17,187		15,403
Total premises and equipment, net	$	31,992	$	18,161

Depreciation expense was $2,571,000, $2,341,000 and $2,559,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

The Company actively engages in leasing office space that it has available. Leases have different terms ranging from monthly rental to five-year leases. At December 31, 2003, the monthly lease income was $74,000 per month. Total lease income for 2003, 2002 and 2001 was $884,000, $304,000 and $288,000, respectively. Income from leases was reported as a reduction in occupancy and equipment expense. The total allocated cost of the portion of the buildings held for lease at December 31, 2003 and 2002 was $4,404,000 and $1,995,000, respectively, with related accumulated depreciation of $937,000 and $746,000, respectively.

The Company leases certain branch offices, land and ATM facilities through non-cancelable operating leases with terms that range from one to twenty years, with renewal options thereafter. Total rent expense for the years ended December 31, 2003, 2002 and 2001 amounted to $914,000, $805,000 and $674,000, respectively.

Minimum future annual rent commitments under these agreements for the indicated periods follow:

(dollars in thousands)		Amount
Year Ending December 31,		
2004	$	838
2005		685
2006		435
2007		259
2008		213
2009 and thereafter		683
Total	$	3,113

NOTE 7 – GOODWILL AND OTHER INTANGIBLE ASSETS:

Effective January 1, 2002, the Company adopted the requirements of FAS No. 142, *Goodwill and Other Intangible Assets*. Under FAS No. 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests in accordance with the provisions of FAS No. 142. Other intangible assets continue to be amortized over their useful lives.

The Company performed the required annual impairment tests of goodwill as of October 1, 2003 and 2002. The results of these tests did not indicate impairment of the Company's recorded goodwill. Changes to the carrying amount of goodwill not subject to amortization for the years ended December 31, 2003 and 2002 follows:

(dollars in thousands)	Amount
Balance, December 31, 2001	$ 35,401
Impairment losses	-
Balance, December 31, 2002	$ 35,401
Goodwill acquired during year	24,122
Impairment losses	-
Balance, December 31, 2003	$ 59,523

The Company's purchase accounting intangible assets from prior acquisitions which are subject to amortization include core deposit intangibles and mortgage servicing rights with the following carrying values:

	As of December 31, 2003				As of December 31, 2002			
(dollars in thousands)		Gross Carrying Amount		Accumulated Amortization		Gross Carrying Amount		Accumulated Amortization
Core deposit intangibles	$	4,044	$	781	$	-	$	-
Mortgage servicing rights		313		131		-		-
Totals	$	4,357	$	912	$	-	$	-

The related amortization expense of purchase accounting intangible assets from prior acquisitions follows:

(dollars in thousands)		Amount
Aggregate amortization expense:		
For the year ended December 31, 2002	$	243
For the year ended December 31, 2003		912
Estimated amortization expense:		
For the year ended December 31, 2004	$	809
For the year ended December 31, 2005		632
For the year ended December 31, 2006		493
For the year ended December 31, 2007		370
For the year ended December 31, 2008		360

The following table illustrates the impact goodwill amortization has had on operating results:

	For The Years Ended December 31,		
(dollars in thousands, except per share data)	2003	2002	2001
Net income:			
Reported net income	$ 23,552	$ 18,453	$ 14,508
Goodwill amortization (net of tax effect)	-	-	2,023
Adjusted net income	$ 23,552	$ 18,453	$ 16,531
Basic earnings per share:			
Reported net income	$ 3.71	$ 3.26	$ 2.48
Goodwill amortization (net of tax effect)	-	-	0.35
Adjusted net income	$ 3.71	$ 3.26	$ 2.83
Diluted earnings per share:			
Reported net income	$ 3.42	$ 3.02	$ 2.36
Goodwill amortization (net of tax effect)	-	-	0.33
Adjusted net income	$ 3.42	$ 3.02	$ 2.69

NOTE 8 – DEPOSITS:

Certificates of deposit with a balance of $100,000 and over were $215,659,000 and $150,926,000 at December 31, 2003 and 2002, respectively. A schedule of maturities of all certificates of deposit as of December 31, 2003 is as follows:

(dollars in thousands)		Amount
Year Ending December 31,		
2004	$	386,758
2005		105,012
2006		39,690
2007		47,858
2008		14,540
2009 and thereafter		5,229
Total	$	599,087

NOTE 9 – SHORT-TERM BORROWINGS:

Short-term borrowings at December 31, 2003 and 2002 are summarized as follows:

(dollars in thousands)	2003	2002
Securities sold under agreements to repurchase	$ 19,590	$ 21,803
Federal Home Loan Bank advances	143,000	75,000
Total short-term borrowings	$ 162,590	$ 96,803

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature daily. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities.

The short-term borrowings at December 31, 2003 consist of FHLB advances with maturity terms ranging from one day to 365 days, at fixed interest rates ranging from 1.05% to 1.46%. The short-term borrowings at December 31, 2002 consist of FHLB advances with maturity terms of 2 days, at fixed interest rates ranging from 1.30% to 1.35%.

(dollars in thousands)	2003	2002	2001
Outstanding at December 31	$ 162,590	$ 96,803	$ 12,339
Maximum month-end outstandings	162,590	96,803	52,058
Average daily outstandings	115,014	32,961	13,508
Average rate during the year	1.24%	1.86%	4.57%
Average rate at year end	1.13%	1.36%	2.57%

NOTE 10 – LONG-TERM DEBT:

Long-term debt at December 31, 2003 and 2002 is summarized as follows:

(dollars in thousands)	2003	2002
Federal Home Loan Bank notes at:		
1.11 to 1.21% variable, 3 month LIBOR index	$ 35,000	$ 35,000
1.59 to 8.70% fixed	100,671	30,458
Junior Subordinated debt	20,620	10,000
Total long-term debt	$ 156,291	$ 75,458

FHLB advance repayments are amortized over periods ranging from three to thirty years, and have a balloon feature at maturity. Advances are collateralized by a blanket pledge of mortgage loans and a secondary pledge of FHLB stock and FHLB demand deposits. Total additional advances available from the FHLB at December 31, 2003 were $68,018,000 under the blanket floating lien and $90,256,000 with a pledge of investment securities. The weighted average rate at December 31, 2003 was 4.41%.

Junior Subordinated Debt consists of a total of $20,620,000 in Junior Subordinated Deferrable Interest Debentures of the Company issued to statutory trusts that were funded by the issuance of floating rate capital securities of the trusts. The issues of $10,310,000 each were completed in November 2002 and June 2003 bearing interest rates equal to the three-month London Interbank Offered Rates (LIBOR) plus 3.25% and 3.15%, respectively. The debentures qualify as Tier 1 Capital for regulatory purposes. The term of the securities is 30 years, and they are callable at par by the Company anytime after 5 years. Interest is payable quarterly and may be deferred at any time at the election of the

Company for up to 20 consecutive quarterly periods. During such period the Company is subject to certain restrictions, including being prohibited from declaring dividends to its common shareholders.

Advances and long-term debt at December 31, 2003 have maturities in future years as follows:

(dollars in thousands)		Amount
Year Ending December 31,		
2004	$	-
2005		250
2006		2,000
2007		22,310
2008		29,310
2009 and thereafter		102,421
Total	$	156,291

NOTE 11 – ON-BALANCE SHEET DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES:

The Company has stand alone derivative financial instruments in the form of interest rate swap agreements, which derive their value from underlying interest rates. These transactions involve both credit and market risk. The notional amounts are amounts on which calculations, payments, and the value of the derivatives are based. Notional amounts do not represent direct credit exposures. Direct credit exposure is limited to the net difference between the calculated amounts to be received and paid, if any. Such difference, which represents the fair value of the derivative instruments, is reflected on the Company's balance sheet in other assets and other liabilities.

The Company is exposed to credit-related losses in the event of nonperformance by the counterparties to these agreements. The Company controls the credit risk of its financial contracts through credit approvals, limits and monitoring procedures, and does not expect any counterparties to fail their obligations. The Company deals only with primary dealers.

Derivative instruments are generally either negotiated over-the-counter (OTC) contracts or standardized contracts executed on a recognized exchange. Negotiated OTC derivative contracts are generally entered into between two counterparties that negotiate specific agreement terms, including the underlying instrument, amount, exercise prices and maturity.

The Company instituted partial hedges against the effect of rising interest rates on its variable rate debt by entering into interest rate swap agreements during 2003 and 2002 whereby the Company will receive quarterly variable rate payments and pay fixed rates on notional amounts totaling $20,000,000. Net settlements on the swap agreements are accrued monthly, effectively converting $20,000,000 of junior subordinated debt from variable rates to an average fixed rate of 6.28%. The Bank also entered into interest rate swap agreements during 2002 whereby the Bank will receive quarterly variable rate payments and pay fixed rates on notional amounts totaling $25,000,000. Net settlements on the swap agreements are accrued monthly, effectively converting $25,000,000 of FHLB advances from variable rates to an average fixed rate of 4.74%. The interest rate swaps mature from 2007 to 2009, which match the maturity or call date of the underlying debt.

No interest rate swap agreements were terminated prior to maturity in 2003 or 2002. Changes in the fair value of interest rate swaps designated as hedging instruments of the variability of cash flows associated with long-term debt are reported in other comprehensive income. These amounts subsequently are reclassified into interest expense as a yield adjustment in the same period in which the related interest on the long-term debt affects earnings. As a result of these interest rate swaps, interest expense was increased by $1,178,000 and $437,000 for the years ended December 31, 2003 and 2002, respectively.

Risk management results for the years ended December 31, 2003 and 2002 related to the balance sheet hedging of long-term debt indicate that the hedges were 100% effective and that there was no component of the derivative instruments' gain or loss which was excluded from the assessment of hedge effectiveness.

NOTE 12 – INCOME TAXES:

The provision for income tax expense consists of the following:

	Years Ended December 31,		
(dollars in thousands)	2003	2002	2001
Current expense:			
Federal	$ 8,554	$ 8,832	$ 7,946
State	-	-	3
Total current expense	8,554	8,832	7,949
Deferred federal expense	216	(678)	107
Tax credits	(91)	-	-
Tax benefits allocated to paid in capital	1,537	624	173
Total income tax expense	$ 10,216	$ 8,778	$ 8,229

There was an overpayment of federal income taxes of $2,058,000 and $52,000 at December 31, 2003 and 2002, respectively.

The provision for federal income taxes differs from the amount computed by applying the federal income tax statutory rate of 35 percent on income from operations as indicated in the following analysis:

	Years Ended December 31,		
(dollars in thousands)	2003	2002	2001
Federal tax based on statutory rate	$ 11,819	$ 9,531	$ 7,958
Increase (decrease) resulting from:			
Effect of tax-exempt income	(2,227)	(1,378)	(374)
Amortization of acquisition intangibles	-	85	376
Interest and other nondeductible expenses	240	161	83
Nondeductible ESOP expense	518	389	242
State income tax on non-bank entities	-	-	3
Tax credit	(91)	-	-
Other	(43)	(10)	(59)
Income tax expense	$ 10,216	$ 8,778	$ 8,229
Effective rate	30.3%	32.2%	36.2%

The net deferred tax asset (liability) at December 31, 2003 and 2002 is as follows:

(dollars in thousands)	2003	2002
Deferred tax asset:		
Allowance for loan losses	$ 6,005	$ 4,034
Real estate owned	358	271
Deferred compensation	226	230
Time deposits	848	-
Borrowings	2,235	-
Unrealized loss on cash flow hedges	388	638
Other	758	496
Subtotal	10,818	5,669
Deferred tax liability:		
FHLB stock	(1,773)	(1,045)
Premises and equipment	(2,582)	(1,579)
Acquisition premium	(2,596)	(727)
Unrealized gain on investments classified as available for sale	(486)	(1,021)
Other	(862)	(274)
Subtotal	(8,299)	(4,646)
Deferred tax asset, net	$ 2,519	$ 1,023

At December 31, 2003, the Company has a $319,000 net operating loss carry-forward obtained through an acquisition.

Retained earnings at December 31, 2003 and 2002 included approximately $21,864,000 and $14,791,000, respectively accumulated prior to January 1, 1987 for which no provision for federal income taxes has been made. If this portion of retained earnings is used in the future for any purpose other than to absorb bad debts, it will be added to future taxable income.

NOTE 13 – EARNINGS PER SHARE:

Weighted average shares of common stock outstanding for basic EPS excludes the weighted average shares not released by the Employee Stock Ownership Plan ("ESOP") of 77,209, 126,287 and 179,007 shares at December 31, 2003, 2002 and 2001, respectively and the weighted average unvested shares in the Recognition and Retention Plan ("RRP") of 135,673, 146,662 and 172,573 shares at December 31, 2003, 2002 and 2001, respectively. Shares not included in the calculation of diluted EPS because they are anti-dilutive were stock options of 29,000, 14,000 and 44,283 and RRP grants of 7,000, 7,000 and 6,026 at December 31, 2003, 2002 and 2001, respectively. The following sets forth the computation of basic net income per common share and diluted net income per common share.

	Years Ended December 31,		
	2003	2002	2001
Numerator:			
Income applicable to common shares	$ 23,552,000	$ 18,453,000	$ 14,508,000
Denominator:			
Weighted average common shares outstanding	6,343,467	5,662,810	5,843,861
Effect of dilutive securities:			
Stock options outstanding	504,837	420,788	267,618
RRP grants	37,244	35,846	31,479
Weighted average common shares outstanding - assuming dilution	6,885,548	6,119,444	6,142,958
Earnings per common share	$ 3.71	$ 3.26	$ 2.48
Earnings per common share – assuming dilution	$ 3.42	$ 3.02	$ 2.36

NOTE 14 – CAPITAL REQUIREMENTS AND OTHER REGULATORY MATTERS:

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Management believes, as of December 31, 2003 and 2002, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2003, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leveraged ratios as set forth in the following table. There are no conditions or events since the notification that management believes have changed the Bank's category. The Company's and the Bank's actual capital amounts and ratios as of December 31, 2003 and 2002 are also presented in the table.

	Actual		**Minimum**		**Well Capitalized**	
(dollars in thousands)	**Amount**	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
December 31, 2003						
Tier 1 leverage capital:						
IBERIABANK Corporation	$ 152,792	7.50%	$ 81,542	4.00%	$ N/A	N/A%
IBERIABANK	142,144	7.01	81,112	4.00	101,390	5.00
Tier 1 risk-based capital:						
IBERIABANK Corporation	152,792	10.94	55,841	4.00	N/A	N/A
IBERIABANK	142,144	10.20	55,745	4.00	83,617	6.00
Total risk-based capital:						
IBERIABANK Corporation	170,255	12.20	111,681	8.00	N/A	N/A
IBERIABANK	159,578	11.45	111,490	8.00	139,362	10.00
December 31, 2002						
Tier 1 leverage capital:						
IBERIABANK Corporation	$ 113,469	7.62%	$ 59,536	4.00%	$ N/A	N/A%
IBERIABANK	104,715	7.05	59,393	4.00	74,241	5.00
Tier 1 risk-based capital:						
IBERIABANK Corporation	113,469	10.66	42,596	4.00	N/A	N/A
IBERIABANK	104,715	9.86	42,501	4.00	63,752	6.00
Total risk-based capital:						
IBERIABANK Corporation	126,570	11.89	85,191	8.00	N/A	N/A
IBERIABANK	117,816	11.09	85,003	8.00	106,254	10.00

NOTE 15 – BENEFIT PLANS:

EMPLOYEE STOCK OWNERSHIP PLAN

In 1995, the Company established an ESOP for the benefit of all eligible employees of the Bank. The leveraged ESOP is accounted for in accordance with American Institute of Certified Public Accountants ("AICPA") Statement of Procedures ("SOP") 93-6, *Employers' Accounting for Employee Stock Ownership Plans.*

Full-time employees of the Bank who have been credited with at least 1,000 hours of service during a 12- month period and who have attained age 21 are eligible to participate in the ESOP. It is anticipated that contributions will be made to the plan in amounts necessary to amortize the debt to the Company over a period of 10 years.

Under SOP 93-6, unearned ESOP shares are not considered outstanding and are shown as a reduction of shareholders' equity as unearned compensation. Dividends on unallocated ESOP shares are considered to be compensation expense. The Company will recognize compensation cost equal to the fair value of the ESOP shares during the periods in which they become committed to be released. To the extent that the fair value of the Company's ESOP shares differ from the cost of such shares, this differential will be credited to equity. The Company will receive a tax deduction equal to the cost of the shares released. As the loan is internally leveraged, the loan receivable from the ESOP to the Company is not reported as an asset nor is the debt of the ESOP shown as a Company liability. Dividends on allocated shares have been used to pay the ESOP debt.

Compensation cost related to the ESOP for the years ended December 31, 2003, 2002 and 2001 was $1,953,000, $1,621,000 and $1,238,000, respectively. The fair value of the unearned ESOP shares, using the closing quoted market price per share at year end was approximately $3,183,000 and $4,065,000 at December 31, 2003 and 2002, respectively.

A summary of the ESOP share allocation as of December 31 of the year indicated is as follows:

	2003	2002	2001
Shares allocated beginning of year	371,525	355,789	343,029
Shares allocated during the year	47,259	50,899	54,539
Shares distributed during the year	(36,943)	(35,163)	(41,779)
Allocated shares held by ESOP at year end	381,841	371,525	355,789
Unreleased shares	53,960	101,219	152,118
Total ESOP shares	435,801	472,744	507,907

STOCK OPTION PLANS

The Company issues stock options under various plans to directors, officers and other key employees. The option exercise price cannot be less than the fair value of the underlying common stock as of the date of the option grant and the maximum option term cannot exceed ten years. The stock options granted have vesting periods from two to seven years. There was no compensation expense recorded in 2003, 2002 or 2001 related to stock option plans. At December 31, 2003 future awards of 681,807 shares could be made under the stock option plans.

The stock option plans also permit the granting of Stock Appreciation Rights ("SAR's"). SAR's entitle the holder to receive, in the form of cash or stock, the increase in the fair value of Company stock from the date of grant to the date of exercise. No SAR's have been issued under the plans.

The following table summarizes the activity related to stock options:

	Options Outstanding		Weighted Average Exercise Price
At January 1, 2001	923,815	$	16.64
Granted	199,833		25.92
Canceled	(63,981)		17.94
Exercised	(48,781)		16.48
At December 31, 2001	1,010,886		18.40
Granted	198,750		29.51
Canceled	(19,933)		22.38
Exercised	(66,229)		18.06
At December 31, 2002	1,123,474		20.31
Granted	214,750		40.45
Canceled	(22,098)		31.22
Exercised	(144,962)		17.71
At December 31, 2003	1,171,164	$	24.12
Exercisable at December 31, 2001	447,806	$	16.57
Exercisable at December 31, 2002	532,603	$	17.20
Exercisable at December 31, 2003	568,879	$	18.41

The following table presents the weighted average remaining life as of December 31, 2003 for options outstanding within the stated exercise prices:

	Outstanding			Exercisable	
Exercise Price Range Per Share	Number Of Options	Weighted Average Exercise Price	Weighted Average Remaining Life	Number Of Options	Weighted Average Exercise Price
$13.38 to $15.06	180,300	$13.74	6.1 years	93,210	$13.78
$15.88	280,361	$15.88	2.4 years	280,361	$15.88
$16.31 to $19.75	49,927	$18.33	5.3 years	32,499	$18.30
$20.25 to $25.00	119,001	$22.39	5.7 years	62,939	$22.31
$25.13 to $29.80	317,975	$27.47	7.7 years	97,070	$27.13
$34.28 to $39.92	175,600	$38.44	9.2 years	2,400	$37.42
$40.09 to $53.70	48,000	$47.08	9.4 years	400	$40.09

In October 1995, the FASB issued FAS 123, which requires disclosure of the compensation cost for stock-based incentives granted after January 1, 1995 based on the fair value at grant date for awards. Applying FAS 123 would result in pro forma net income and earnings per share amounts as follows:

(dollars in thousands, except per share data)		2003		2002		2001
Net income:						
Reported	$	23,552	$	18,453	$	14,508
Deduct: stock option compensation expense under the fair value method, net of related tax effect		1,110		1,031		661
Pro forma	$	22,442	$	17,422	$	13,847
Earnings per share:						
As reported – basic	$	3.71	$	3.26	$	2.48
diluted		3.42		3.02		2.36
Pro forma – basic		3.54		3.08		2.37
diluted		3.30		2.89		2.28

The fair value of each option is estimated on the date of grant using an option-pricing model with the following weighted average assumptions used for 2003, 2002 and 2001 grants: dividend yields of 1.94, 2.10 and 2.64 percent; expected volatility of 23.42, 18.32 and 29.91 percent; risk-free interest rate of 3.70, 5.04 and 5.30 percent; and expected lives of 7.0, 7.0 and 8.5 years. The weighted average fair value per share at the date of grant for shares granted during 2003, 2002 and 2001 was $8.29, $7.14 and $8.54, respectively.

RESTRICTED STOCK PLANS

The Company established the RRP for certain officers and directors during the year ended December 31, 1996. A supplemental stock benefit plan adopted in 1999 and the 2001 Incentive Plan also allow grants of restricted stock. The cost of the shares of restricted stock awarded under these plans is recorded as unearned compensation, a contra equity account. The fair value of the shares on the date of award is recognized as compensation expense over the vesting period, which is generally seven years. The holders of the restricted stock receive dividends and have the right to vote the shares. For the years ended December 31, 2003, 2002 and 2001 the amount included in compensation expense was $757,000, $596,000 and $479,000 respectively. At December 31, 2003, 314 shares were available in the RRP plan for future awards. The weighted average grant date fair value of the restricted stock granted during the years ended December 31, 2003, 2002 and 2001 was $43.22, $30.74 and $28.00, respectively. A summary of the changes in awarded shares follows:

	2003	2002	2001
Balance, beginning of year	96,693	90,967	132,280
Granted	68,550	35,000	4,313
Forfeited	(2,000)	(1,716)	(17,008)
Earned and issued	(32,347)	(27,558)	(28,618)
Balance, end of year	130,896	96,693	90,967

401(k) PROFIT SHARING PLAN

The Company has a 401(k) Profit Sharing Plan covering substantially all of its employees. Annual employer contributions to the plan are set by the Board of Directors. No contributions were made by the Company for the years ended December 31, 2003, 2002 and 2001. The Plan provides, among other things, that participants in the Plan be able to direct the investment of their account balances within the Profit Sharing Plan into alternative investment funds. Participant deferrals under the salary reduction election may be matched by the employer based on a percentage to be determined annually by the employer.

NOTE 16 – RELATED PARTY TRANSACTIONS:

In the ordinary course of business, the Bank has granted loans to executive officers and directors and their affiliates amounting to $897,000 and $1,319,000 at December 31, 2003 and 2002, respectively. During the year ended December 31, 2003, total principal additions were $1,274,000 and total principal payments were $1,696,000.

NOTE 17 – OFF-BALANCE SHEET ACTIVITIES:

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The same credit policies are used in these commitments as for on-balance sheet instruments. The Company's exposure to credit loss in the event of nonperformance by the other parties is represented by the contractual amount of the financial instruments.

At December 31, 2003 and 2002, the Company had the following financial instruments outstanding, whose contract amounts represent credit risk:

(dollars in thousands)	Contract Amount 2003	2002
Commitments to grant loans	$ 30,949	$ 23,071
Unfunded commitments under lines of credit	266,342	193,876
Commercial and standby letters of credit	2,488	1,503

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to be drawn upon, the total commitment amounts generally represent future cash requirements. The Company evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty.

Unfunded commitments under commercial lines-of-credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines-of-credit usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.

The Company is subject to certain claims and litigation arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on the consolidated financial position of the Company.

NOTE 18 – FAIR VALUE OF FINANCIAL INSTRUMENTS:

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. FAS 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents: The carrying amounts of cash and short-term instruments approximate their fair value.

Investment Securities: Fair value equals quoted market prices and dealer quotes.

Loans: The fair value of mortgage loans receivable was estimated based on present values using entry-value rates at December 31, 2003 and 2002, weighted for varying maturity dates. Other loans receivable were valued based on present values using entry-value interest rates at December 31, 2003 and 2002 applicable to each category of loans. Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices.

Deposits: The fair value of NOW accounts, money market deposits and savings accounts was the amount payable on demand at the reporting date. Certificates of deposit were valued using a weighted average rate calculated based upon rates at December 31, 2003 and 2002 for deposits of similar remaining maturities.

Short-term Borrowings: The carrying amounts of short-term borrowings maturing within ninety days approximate their fair values.

Long-term Borrowings: The fair values of the Company's long-term borrowings are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Derivative Instruments: Fair values for interest rate swap agreements are based upon the amounts required to settle the contracts.

Off-Balance Sheet Items: The Company has outstanding commitments to extend credit and standby letters of credit. These off-balance sheet financial instruments are generally exercisable at the market rate prevailing at the date the underlying transaction will be completed and, therefore, have no current fair value.

The estimated fair values and carrying amounts of the Company's financial instruments are as follows:

	December 31, 2003		December 31, 2002	
(dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Cash and cash equivalents	$ 69,571	$ 69,571	$ 63,775	$ 63,775
Investment securities	479,622	481,337	368,122	370,236
Loans and loans held for sale, net	1,399,900	1,433,860	1,040,074	1,054,414
Derivative instruments	296	296	-	-
Financial Liabilities				
Deposits	$ 1,589,106	$ 1,594,249	$ 1,242,232	$ 1,245,646
Short-term borrowings	162,590	162,590	96,803	96,803
Long-term debt	156,291	153,042	75,458	77,180
Derivative instruments	1,404	1,404	1,822	1,822

The fair value estimates presented herein are based upon pertinent information available to management as of December 31, 2003 and 2002. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

NOTE 19 – COMPREHENSIVE INCOME:

The following is a summary of the components of other comprehensive income:

	Years Ended December 31,		
(dollars in thousands)	2003	2002	2001
Unrealized gain (loss) on securities available for sale, net	$ (1,261)	$ 1,738	$ 4,784
Reclassification adjustment for net (gains) losses realized in net income	(267)	42	(119)
Net unrealized gain (loss)	(1,528)	1,780	4,665
Tax effect	535	(623)	(1,633)
Net-of-tax amount	(993)	1,157	3,032
Unrealized gain (loss) on cash flow hedges	715	(1,822)	-
Tax effect	(251)	638	-
Net-of-tax amount	464	(1,184)	-
Other comprehensive income (loss), net of income taxes	$ (529)	$ (27)	$ 3,032

NOTE 20 – RESTRICTIONS ON DIVIDENDS, LOANS AND ADVANCES:

The Bank is restricted under applicable laws in the payment of dividends to an amount equal to current year earnings plus undistributed earnings for the immediately preceding year, unless prior permission is received from the Commissioner of Financial Institutions for the State of Louisiana. Dividends payable without permission by the Bank in 2004 will be limited to 2004 earnings plus an additional $13,189,000.

Accordingly, at January 1, 2004, $192,629,000 of the Company's equity in the net assets of the Bank was restricted. Funds available for loans or advances by the Bank to the Company amounted to $16,038,000.

In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements.

NOTE 21 – CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS:

Condensed financial statements of IBERIABANK Corporation (parent company only) are shown below. The parent company has no significant operating activities.

Condensed Balance Sheets
December 31, 2003 and 2002

(dollars in thousands)	2003	2002
Assets		
Cash in bank	$ 2,777	$ 9,552
Investment in subsidiary	205,005	141,223
Other assets	10,241	856
Total assets	$ 218,023	$ 151,631
Liabilities and Shareholders' Equity		
Liabilities	$ 22,854	$ 12,033
Shareholders' equity	195,169	139,598
Total liabilities and shareholders' equity	$ 218,023	$ 151,631

Condensed Statements of Income
Years Ended December 31, 2003, 2002 and 2001

(dollars in thousands)	2003	2002	2001
Operating income			
Dividends from subsidiary	$ 12,000	$ 18,000	$ 15,050
Interest income	64	24	29
Total operating income	12,064	18,024	15,079
Operating expenses			
Interest expense	1,046	152	172
Other expenses	1,634	1,241	1,049
Total operating expenses	2,680	1,393	1,221
Income before income tax expense and increase in equity in undistributed earnings of subsidiary	9,384	16,631	13,858
Income tax benefit	915	476	414
Income before increase in equity in undistributed earnings of subsidiary	10,299	17,107	14,272
Increase in equity in undistributed earnings of subsidiary	13,253	1,346	236
Net Income	$ 23,552	$ 18,453	$ 14,508

Condensed Statements of Cash Flows
Years Ended December 31, 2003, 2002 and 2001

(dollars in thousands)	2003	2002	2001
Cash Flows from Operating Activities			
Net income	$ 23,552	$ 18,453	$ 14,508
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	47	12	-
Increase in equity in net income of subsidiary	(13,253)	(1,346)	(236)
Noncash compensation expense	759	596	479
Increase in dividend receivable from subsidiary	(8,000)	-	-
Other, net	1,644	186	2,955
Net Cash Provided by Operating Activities	4,749	17,901	17,706
Cash Flows from Investing Activities			
Cash paid in excess of cash received in acquisition	(9,538)	-	-
Purchases of premise and equipment	-	(223)	-
Capital contributed to subsidiary	(97)	(123)	(152)
Payments received from ESOP	394	500	578
Net Cash Provided by (Used in) Investing Activities	(9,241)	154	426
Cash Flows from Financing Activities			
Dividends paid to shareholders	(5,185)	(4,066)	(3,981)
Proceeds from long-term debt	10,000	10,000	-
Repayments of long-term debt	(2,500)	-	(9,225)
Net change in short-term borrowings	-	(4,250)	4,250
Costs of issuance of common stock in acquisition	(191)	-	-
Payments to repurchase common stock	(6,177)	(12,644)	(8,414)
Proceeds from sale of treasury stock for stock options exercised	1,770	701	283
Net Cash Used in Financing Activities	(2,283)	(10,259)	(17,087)
Net Increase (Decrease) in Cash and Cash Equivalents	(6,775)	7,796	1,045
Cash and Cash Equivalents at Beginning of Period	9,552	1,756	711
Cash and Cash Equivalents at End of Period	$ 2,777	$ 9,552	$ 1,756

NOTE 22 – QUARTERLY RESULTS OF OPERATIONS:

(dollars in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 31, 2003				
Total interest income	$ 22,612	$ 24,707	$ 24,082	$ 25,161
Total interest expense	6,699	7,642	7,383	7,205
Net interest income	15,913	17,065	16,699	17,956
Provision for loan losses	1,575	1,574	1,599	1,552
Net interest income after provision for loan losses	14,338	15,491	15,100	16,404
Noninterest income	4,872	5,996	6,514	5,682
Noninterest expense	11,722	12,867	12,923	13,117
Income before income taxes	7,488	8,620	8,691	8,969
Income tax expense	2,270	2,641	2,614	2,691
Net Income	$ 5,218	$ 5,979	$ 6,077	$ 6,278
Earnings per share – basic	$ 0.90	$ 0.92	$ 0.93	$ 0.96
Earnings per share – diluted	$ 0.83	$ 0.85	$ 0.86	$ 0.88
Year Ended December 31, 2002				
Total interest income	$ 22,174	$ 22,016	$ 21,720	$ 21,642
Total interest expense	7,723	7,078	6,710	6,447
Net interest income	14,451	14,938	15,010	15,195
Provision for loan losses	1,200	1,798	1,500	1,699
Net interest income for provision for loan losses	13,251	13,140	13,510	13,496
Noninterest income	3,587	4,942	4,733	4,604
Noninterest expense	10,321	11,195	11,299	11,217
Income before income taxes	6,517	6,887	6,944	6,883
Income tax expense	2,130	2,246	2,236	2,166
Net Income	$ 4,387	$ 4,641	$ 4,708	$ 4,717
Earnings per share – basic	$ 0.77	$ 0.81	$ 0.83	$ 0.85
Earnings per share – diluted	$ 0.72	$ 0.75	$ 0.76	$ 0.79


2003
Financials
196

[illegible]

[illegible]

[illegible]

[illegible]

[illegible]